PACHULSKI STANG ZIEHL & JONES LLP
780 Third Avenue, 36th Floor
New York, New York 10017
Telephone: 212-561-7700
Facsimile: 212-561-7777
Richard M. Pachulski
Laura Davis Jones
Debra I. Grassgreen
Maria A. Bove
John W. Lucas

Attorneys for the Debtors and Debtors in Possession

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK

In re:	Chapter 11
MESA AIR GROUP, INC., *et al*.,	Case No. 10-10018 (MG)
Debtors.[1]	(Jointly Administered)

THIRD AMENDED JOINT PLAN
OF REORGANIZATION OF MESA AIR GROUP, INC. AND
AFFILIATED DEBTORS UNDER CHAPTER 11 OF THE BANKRUPTCY CODE

Dated: January 19, 2011

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[1] The Debtors are: Mesa Air Group, Inc. (2351); Mesa Air New York, Inc. (3457); Mesa In-Flight, Inc. (9110); Freedom Airlines, Inc. (9364); Mesa Airlines, Inc. (4800); MPD, Inc. (7849); Ritz Hotel Management Corp. (7688); Regional Aircraft Services, Inc. (1911); Air Midwest, Inc. (6610); Mesa Air Group   Airline Inventory Management, LLC (2015); Nilchii, Inc. (5531); and Patar, Inc. (1653).

Mesa Air Group, Inc. and each other Debtor (as defined below) collectively propose the following plan of reorganization under Section 1121(a) of the Bankruptcy Code for the resolution of the Debtors' outstanding Claims and Interests. Pursuant to Section 1125(b) of the Bankruptcy Code, votes to accept or reject a plan of reorganization cannot be solicited from holders of Claims or Interests entitled to vote on the plan until a disclosure statement has been approved by a bankruptcy court and distributed to such holders. On **November23, 2010**, the Bankruptcy Court approved the Disclosure Statement. All Creditors and other parties-in-interest should refer to the Disclosure Statement for a discussion of the Debtors' history, business, properties, results of operations, and events leading up to the contemplated restructuring and for a summary and analysis of the Plan and certain related matters. *All holders of Claims against, and Interests in, any of the Debtors are encouraged to read the Plan, the Disclosure Statement and the related solicitation materials in their entirety before voting to accept or reject the Plan.*

The Plan effectuates the reorganization and continued operation of the Reorganizing Debtors, the prompt liquidation of the Liquidating Debtors after the Effective Date, and the resolution of all outstanding Claims against and Interests in the Debtors. Subject to the specific provisions set forth in this Plan, other than with respect to claims in *de minimis* amounts, general unsecured creditors of the Debtors, which creditors are U.S. Citizens, will, on account of and in full satisfaction of their claims, receive New Common Stock, New 8% Notes (Series A) and/or New 8% Notes (Series B), as the case may be, to be issued by the ultimate corporate parent - Reorganized Mesa Air Group, while general unsecured creditors that are Non-U.S. Citizens will receive a *pro rata* share of the New 8% Notes (Series A) and/or New 8% Notes (Series B) and New Warrants, which will entitle the holder to acquire New Common Stock upon exercise of the New Warrants. Generally, as discussed further in the Disclosure Statement, this New Common Stock / New Warrant structure (together with certain transfer/exercise restrictions related thereto) has been developed by the Debtors to ensure compliance with applicable Federal regulations restricting the level of ownership of a United States air carrier by Non-U.S. Citizens. General unsecured creditors, including Noteholders, will receive a *pro rata* share of the New Common Stock, New Warrants, New 8% Notes (Series A) and New 8% Notes (Series B), as applicable, based on, *inter alia*, (i) valuations of each Debtor (which valuations will be reflected in the Disclosure Statement) and (ii) estimates of Allowed Claims against each Debtor. The holders of Interests will receive no distribution on account of such Interests, and the Interests in Mesa Air Group will be cancelled. The Estates will not be substantively consolidated under the Plan, and each Debtor will maintain its separate existence after the Effective Date.

Subject only to the restrictions on modifications set forth in Section 1127 of the Bankruptcy Code and Bankruptcy Rule 3019, the Debtors expressly reserve the right to alter, amend or modify the Plan.

ARTICLE 1
DEFINITIONS AND RULES OF INTERPRETATION

For purposes of this Plan and the Disclosure Statement, except as expressly provided or unless the context otherwise requires, all capitalized terms not otherwise defined herein have

the meanings ascribed to them in Article 1 of the Plan. Any term used in the Plan that is not defined herein but is defined in the Bankruptcy Code or the Bankruptcy Rules retains the meaning specified for such term in the Bankruptcy Code or the Bankruptcy Rules, as applicable. Whenever the context requires, each of the terms defined herein includes the plural as well as the singular, the masculine gender includes the feminine gender, and the feminine gender includes the masculine gender.

As used in this Plan, the following terms have the meanings specified below:

1.1 **510(a) Subrogation Claim.** Any Claim of the type described in and subject to subordination pursuant to Section 510(a) of the Bankruptcy Code.

1.2 **2012 Noteholder Claim.** A Claim against any of the Debtors arising under, or relating to, the 2012 Notes.

1.3 **2012 Note Guarantors.** Mesa Airlines, Freedom, Air Midwest, MPD, RASI, MAGAIM, RHMC, Mesa In-Flight, Nilchii, and Patar..

1.4 **2012 Notes.** Those certain 8% senior unsecured notes due February 10, 2012, totaling approximately $17.2 million[2] in principal and accrued interest and other charges as of the Petition Date (i) issued by Mesa Air Group in favor of certain Noteholders pursuant to an indenture dated February 10, 2009 between Mesa Air Group and U.S. Bank National Association in its capacity as indenture trustee, and (ii) guaranteed by the 2012 Note Guarantors.

1.5 **2023 Noteholder Claim.** A Claim against any of the Debtors arising under, or relating to, the 2023 Notes.

1.6 **2023 Notes.** Those certain 6.25% senior convertible notes due June 16, 2023, totaling approximately $6.81 million[3] in principal and accrued interest and other charges as of the Petition Date (i) issued by Mesa Air Group in favor of certain Noteholders pursuant to an indenture dated June 16, 2003 between Mesa Air Group and U.S. Bank National Association in its capacity as indenture trustee, and (ii) guaranteed by the Debtor Subsidiaries Mesa Airlines, Freedom, Air Midwest, MPD, RASI, MAGAIM, and RHMC.

1.7 **2024 Noteholder Claim.** A Claim against any of the Debtors arising under, or relating to, the 2024 Notes.

1.8 **2024 Notes.** Those certain 3.625% senior convertible notes due February 10, 2024, totaling approximately $1.89 million[4] in principal and accrued interest and other charges

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[2] This is the Debtors' estimate as of the Petition Date and is not binding on any claimholder of the 2012 Notes, which amount is disputed by the Indenture Trustee to the 2012 Notes.

[3] This is the Debtors' estimate as of the Petition Date and is not binding on any claimholder of the 2023 Notes, which amount is disputed by the Indenture Trustee to the 2023 Notes.

[4] This is the Debtors' estimate as of the Petition Date and is not binding on any claimholder of the 2024 Notes, which amount is disputed by the Indenture Trustee to the 2024 Notes.

as of the Petition Date (i) issued by Mesa Air Group in favor of certain Noteholders pursuant to an indenture dated February 10, 2004 between Mesa Air Group and U.S. Bank National Association in its capacity as indenture trustee, and (ii) guaranteed by the Debtor Subsidiaries Mesa Airlines, Freedom, Air Midwest, MPD, RASI, MAGAIM, and RHMC.

1.9   ACE Companies. Collectively, ACE American Insurance Company, Indemnity Insurance Company of North America, and each of their respective affiliates.

1.10   ACE Insurance Program. All insurance policies and agreements, documents, or instruments relating thereto including, without limitation, claims servicing agreements, that have been issued or entered into by one or more of the ACE Companies with one or more of the Debtors and their respective predecessors and /or affiliates.

1.11   Actual Pro Rata Share of Restructured Unsecured Equity. With respect to any Allowed General Unsecured Claim that is entitled to receive Restructured Unsecured Equity under the Plan, the term "Actual Pro Rata Share of Restructured Unsecured Equity" shall mean, as of the date on which the final distribution of Restructured Unsecured Equity is being made, the amount of the Restructured Unsecured Equity (either in the form of New Common Stock or New Warrants, as applicable pursuant to Sections 4.3.2 and 4.5.2 hereof) necessary to permit the holder of such Allowed Claim to hold a percentage of the Restructured Unsecured Equity obtained by dividing (i) the Aggregate Distribution Share applicable to such holder's Allowed Claims by (ii) the Aggregate Distribution Share of holders of all Allowed Claims entitled to receive Restructured Unsecured Equity under the Plan. For the purpose of calculations hereunder, each New Warrant, together with the corresponding share of New Common Stock to be acquired upon exercise of the New Warrant, shall equal one unit of Restructured Unsecured Equity. For the avoidance of doubt, only those holders of Class 3 and Class 5 Allowed Claims who are U.S. Citizens shall receive shares of New Common Stock under Section 4.3.2 or 4.5.2 of the Plan, as applicable, and only those holders of Class 3 and Class 5 Allowed Claims who are Non-U.S. Citizens shall receive New Warrants pursuant to Section 4.3.2 and 4.5.2 hereof.

1.12   Administrative Claim. A Claim for any expense of administration of the Chapter 11 Cases under Section 503(b) of the Bankruptcy Code and entitled to priority under Section 507(a)(2) of the Bankruptcy Code, including, without limitation: (a) actual and necessary costs and expenses incurred in the ordinary course of the Debtors' businesses; (b) actual and necessary costs and expenses of preserving the Estates or administering the Chapter 11 Cases; (c) all Professional Fees; (d) any amounts owing under an agreement made by the Debtors in accordance with the Section 1110 Procedures Order that satisfies the requirements of section 503(b) of the Bankruptcy Code; and (e) all fees payable under 28 U.S.C. § 1930. For the avoidance of doubt, an Intercompany Claim may constitute an Administrative Claim, provided that the Intercompany Claim falls within the foregoing definition.

1.13   Administrative Claim Bar Date. The thirty-fifth (35th) day after the Effective Date, by which date certain entities asserting an Administrative Claim (excluding Professional Fee Claims) against any of the Debtors must have filed a request for payment with the Bankruptcy Court under Section 503(a) of the Bankruptcy Code, or be forever barred from asserting an Administrative Claim against the Debtors and/or sharing in any distribution under

the Plan; *provided, however,* the foregoing deadline shall not apply to claims arising under section 503(b)(9) of the Bankruptcy Code, which are subject to the Bar Date, or to claims arising from the rejection of unexpired leases or executory contracts or the abandonment of property, which are subject to separate orders authorizing such rejection.

1.14   AFA. Association of Flight Attendants.

1.15   AFA Collective Bargaining Agreement. Agreement between Mesa Airlines, Inc. and the Flight Attendants in the service of Mesa Airlines, Inc. as Represented by the Association of Flight Attendants, AFL-CIO, as amended effective February 10, 2010.

1.16   Agent. Any former or current shareholder, non-Debtor affiliate, director, officer, employee, partner, member, agent, attorney, accountant, advisor or other representative of any person or entity (solely in their respective capacities as such, and not in any other capacity).

1.17   Aggregate Distribution Share. For each holder of an Allowed General Unsecured Claim, the term "Aggregate Distribution Share" shall mean the sum obtained by adding each of such holder's Individual Debtor Distribution Shares.

1.18   Aggregate Distribution Percentage. For each holder of an Allowed General Unsecured Claim, the term "Aggregate Distribution Percentage" shall mean the percentage obtained by dividing such claimant's Aggregate Distribution Share by the Aggregate Estimated Value.

1.19   Aggregate Estimated Value. The sum obtained by adding the Individual Estimated Values for all the Debtors.

1.20   Air Midwest. Air Midwest, Inc., a Debtor in these Chapter 11 Cases.

1.21   Aircraft Equipment. Any and all aircraft, aircraft engine, propeller, appliance, spare part and such other equipment and related records and documents as described in Section 1110(a)(3) of the Bankruptcy Code.

1.22   Aircraft Rejection Damages Claim Settlement Procedures. Procedures established pursuant to the Order Authorizing Debtors to Approve the Determination, Settlement, and Allowance of Certain Claims Arising from the Rejection of Aircraft Related Leases and Related Procedures entered by the Bankruptcy Court on May 13, 2010.

1.23   Aircraft Secured Claim. A Secured Claim secured by a valid, perfected and enforceable Lien on any of the Debtors' Aircraft Equipment.

1.24   Allowed. With respect to Claims: (a) any Claim, proof of which, request for payment of which, or application for allowance of which, was filed on or before the Bar Date, Administrative Claim Bar Date, or Professional Fees Bar Date, as applicable, for Claims of such type against the Debtors; (b) any Claim, if no proof of Claim or Interest is filed, which has been or is listed by the Debtors in the Schedules as liquidated in amount and not disputed or contingent; or (c) any Claim that is expressly allowed by the Plan or under any agreement

entered into in connection with the Plan; *provided, however*, that with respect to any Claim described in clauses *(a)* or *(b)* above, such Claim shall be considered Allowed only if either (i) no objection to the allowance thereof has been interposed by the Claims Objection Deadline, or (ii) an objection to the Claim has been interposed and a Final Order has been entered allowing the Claim for distribution purposes, or (iii) the Reorganized Debtors or the Liquidating Debtors, as applicable, have agreed to settle and allow the Claim, without the need for Bankruptcy Court approval, in accordance with this Plan. The term "Allowed," when used to describe a reference in the Plan to any Claim, Interest, Class of Claims or Class of Interests, means a Claim or Interest (or any Claim or Interest in any such Class) that is so allowed. The term "Allowed Claim," will not, for purposes of computing distributions under the Plan, include interest on such claim from and after the Petition Date, other than as permitted under the Bankruptcy Code.

1.25   ALPA. Air Line Pilots Association, International.

1.26   ALPA Collective Bargaining Agreement. Agreement between Mesa Airlines, Inc., Freedom Airlines, Inc., and The Air Line Pilots in the Service of Mesa Airlines, Inc., Freedom Airlines, Inc., as represented by the Air Line Pilots Association, International, as amended effective December 10, 2008.

1.27   Alternative Transaction. On or after the Effective Date, one or more transactions among any one or combination of the Debtors, the Reorganized Debtors, or Liquidating Debtors, which may include one or more inter-company mergers, consolidations, amalgamations, arrangements, continuances, restructurings, conversions, dissolutions, transfers, liquidations, changes in form of entity or other corporate transactions as may be determined by the Debtors, the Reorganized Debtors, or Liquidating Debtors, as applicable, to be necessary or appropriate, which may include maintaining the corporate existence in some form of any one of the Liquidating Debtors that would not result in liquidation.

1.28   AMT. Alternative Minimum Tax.

1.29   AMTI. Alternative Minimum Tax Income.

1.30   Arizona District Court. United States District Court for the District of Arizona.

1.31   Assumption Obligations. Any monetary amounts payable to the non-debtor party to any executory contract or unexpired lease, pursuant to Section 365(b)(1) of the Bankruptcy Code, as a condition to the assumption of such contract or lease.

1.32   Avoidance Actions. All causes of action of the Estates under Sections 506(c), 506(d), 510, 542, 543, 544, 545, 547, 548, 549, 550 and 553 of the Bankruptcy Code, whether or not such actions seek an affirmative recovery or are raised as a defense to, or offset against, the allowance of a Claim.

1.33   Bankruptcy Code. Title 11 of the United States Code, 11 U.S.C. §§ 101-1532, as amended from time to time and as applicable to the Chapter 11 Cases.

1.34 **Bankruptcy Court.** The United States Bankruptcy Court for the Southern District of New York having jurisdiction over the Chapter 11 Cases.

1.35 **Bankruptcy Rules.** Collectively, the Federal Rules of Bankruptcy Procedure as promulgated under 28 U.S.C. § 2075 and any Local Rules of the Bankruptcy Court, as applicable to the Chapter 11 Cases.

1.36 **Bar Date.** The date or dates fixed by the Bankruptcy Court by which all Persons (except holders of Claims that appear in the Schedules and are **not** scheduled as disputed, contingent or unliquidated) asserting a Claim against the Debtors, inclusive of claims arising under section 503(b)(9) of the Bankruptcy Code but excluding other Administrative Claims, must file a proof of claim or be forever barred from asserting a Claim against the Debtors or their property, voting on the Plan, and sharing in distributions under the Plan.

1.37 **Business Day.** Any other day than a Saturday, Sunday, or legal holiday, as defined in Bankruptcy Rule 9006(a).

1.38 **Bombardier.** Bombardier Inc.

1.39 **Bombardier MPA.** Master Purchase Agreement by and between Mesa Air Group and Bombardier dated May 18, 2001.

1.40 **Cash.** Currency, checks drawn on a bank insured by the Federal Deposit Insurance Corporation, certified checks, money orders, negotiable instruments, and wire transfers of immediately available funds.

1.41 **Causes of Action and Defenses.** Any and all claims, causes of action, cross-claims, counterclaims, third-party claims, indemnity claims, contribution claims, defenses, demands, rights, actions, debts, damages, judgments, remedies, Liens, indemnities, guarantees, suits, obligations, liabilities, accounts, offsets, recoupments, rights of subordination or subrogation, powers, privileges, licenses, and franchises of any kind or character whatsoever, known or unknown, contingent or non-contingent, matured or unmatured, suspected or unsuspected, disputed or undisputed, foreseen or unforeseen, direct or indirect, choate or inchoate, whether arising before, on or after the Petition Date(s), including through the Effective Date, in contract or in tort, in law or in equity, or pursuant to any other theory of law. "Causes of Action" shall include, but not be limited to: (a) all rights of setoff, counterclaim, or recoupment and claims on contracts or for breaches of duties imposed by law or in equity; (b) the right to object to Claims; (c) all claims pursuant to Sections 362 of the Bankruptcy Code, (d) all Avoidance Actions; (e) any state law fraudulent transfer claims; and (f) such claims and defenses as fraud, mistake, duress, and usury and any other defenses set forth in Section 558 of the Bankruptcy Code.

1.42 **Chapter 11 Case(s).** The case(s) under Chapter 11 of the Bankruptcy Code in which each Debtor is a debtor and debtor-in-possession pending before the Bankruptcy Court.

1.43 **Charter Documents.** The articles or certificate of incorporation and the bylaws of a company, as applicable, and any amendments to the foregoing, and the certificate

of formation or articles of organization and the limited liability company operating agreement of a company, as applicable, and any amendments to the foregoing.

1.44   Citizenship Declaration. The form declaration submitted by holders of claims setting forth whether such claim holder is a U.S. Citizen or a Non - U.S. Citizen.

1.45   Claim. A claim as defined in Section 101(5) of the Bankruptcy Code, including, without limitation: (a) any right to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured, arising at any time before the Effective Date; or (b) any right to an equitable remedy arising at any time before the Effective Date for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured, or unsecured.

1.46   Claim Objection Deadline. The last day by which the Debtors may file objections to Claims, which day shall be the latest of (a) 175 days after the Effective Date, (b) 60 days after the filing of a proof of claim for, or request for payment of, such Claim, or (c) such other date as the Bankruptcy Court may order. The filing of a motion to extend the Claims Objection Deadline by any party shall automatically extend the Claims Objection Deadline until a Final Order is entered on such motion. In the event that such motion to extend the Claims Objection Deadline is denied by the Bankruptcy Court, or approved by the Bankruptcy Court and reversed on appeal, the Claims Objection Deadline shall be the later of the then current Claims Objection Deadline (as previously extended, if applicable) or 28 days after entry of a Final Order denying the motion to extend the Claims Objection Deadline.

1.47   Claims Settlement Procedures Order. The Order dated July 7, 2010, approving pursuant to Section 105(a) of the Bankruptcy Code and Bankruptcy Rules 3007 and 9019(a) for approval of (i) Claim Objection Procedures, and (ii) Settlement Procedures.

1.48   Class. A category of holders of Claims or Interests which are substantially similar in nature to the Claims or Interests of other holders placed in such category, as designated in Article 3 of this Plan.

1.49   Class 3 Distribution Date. (i) The Initial Distribution Date, (ii) each Interim Distribution Date, and/or (iii) the Final Distribution Date.

1.50   Class 5 Distribution Date. (i) The Initial Distribution Date, (ii) each Interim Distribution Date, and/or (iii) the Final Distribution Date.

1.51   Class 6 Distribution Date. (i) The Initial Distribution Date, (ii) each Interim Distribution Date, and/or (iii) the Final Distribution Date.

1.52   COD. Cancellation of debt.

1.53   Code-Share Agreements. The US Airways Code-Share Agreement and the United Code-Share Agreement.

1.54   Collective Bargaining Agreements. (i) Agreement between Mesa Airlines, Inc. and the Flight Attendants in the Service of Mesa Airlines, Inc. and Freedom Airlines, Inc. as represented by the Association of Flight Attendants, AFL-CIO (October 10, 2002 - June 13, 2006), with an amendment effective February 19, 2010 (amendable February 18, 2012); and (ii) Agreement between Mesa Airlines, Inc., Freedom Airlines, Inc. and The Air Line Pilots in the Service of Mesa Airlines, Inc., Freedom Airlines, Inc., as represented by the Air Line Pilots Association, International (Effective December 2008 / Amendable December 10, 2010), each as may have been amended, modified or supplemented from time to time.

1.55   Committee. The Official Committee of Unsecured Creditors, appointed by the United States Trustee in the Chapter 11 Cases of the Debtors in accordance with Section 1102(a)(1) of the Bankruptcy Code, as it may be reconstituted from time to time.

1.56   Compass Bank. BBVA Compass Bank.

1.57   Confirmation. Entry of the Confirmation Order by the Bankruptcy Court.

1.58   Confirmation Date. The date on which the Bankruptcy Court enters the Confirmation Order.

1.59   Confirmation Hearing. The hearing or hearings to consider confirmation of the Plan under Section 1129 of the Bankruptcy Code, as such hearing(s) may be adjourned from time to time.

1.60   Confirmation Order. The order of the Bankruptcy Court confirming the Plan.

1.61   Contingent Claim. Any Claim for which a proof of Claim has been filed with the Bankruptcy Court which (a) has not accrued and is dependent on a future event that has not occurred and may never occur, and (b) has not been Allowed.

1.62   Creditor. Has the meaning set forth in Section 101(10) of the Bankruptcy Code.

1.63   CRJ. Canadair Regional Jet.

1.64   CRJ 700 Aircraft Leases. Collectively, the (i) eight (8) lease transactions (inclusive of all "Operative Documents" as defined under the respective lease transactions) between Mesa Airlines and Wells Fargo Bank Northwest, NA in its capacity as owner trustee and AFS Investments XLIV LLC as owner participant governing the airframes bearing U.S. Registration Numbers N503MJ, N504MJ, N505MJ, N506MJ, N507MJ, N508MJ, N510MJ, and N511MJ, (ii) two (2) lease transactions (inclusive of all "Operative Documents" as defined under the respective lease transactions) between Mesa Airlines and Wells Fargo Bank Northwest, NA in its capacity as lessor and AFS Investments XLII LLC in its capacity as owner participant governing the airframes bearing U.S. Registration Numbers N501MJ and N502MJ, and (iii) two (2) lease transactions (inclusive of all "Operative Documents" as defined under the respective lease transactions) between Mesa Airlines and Bombardier Capital Inc. in its capacity as lessor and Sun Trust Leasing Corporation as owner participant governing the airframes bearing U.S. Registration Numbers N521LR and N522LR.

1.65   CRJ 900 Aircraft Leases. Collectively, the (i) fifteen (15) lease transactions (inclusive of all "Operative Documents" as defined under the respective lease transactions) between Mesa Airlines and RASPRO Trust 2005 as lessor governing the airframes bearing U.S. Registration Numbers N922FJ, N923FJ, N924FJ, N925FJ, N926LR, N927LR, N928LR, N929LR, N930LR, N931LR, N932LR, N933LR, N934FJ, N935LR, and N938LR and (ii) nine (9) lease transactions (inclusive of all "Operative Documents" as defined under the respective lease transactions) between Mesa Airlines and Wells Fargo Bank Northwest, NA in its capacity as owner trustee and AFS Investments XLIV LLC in its capacity as owner participant governing the airframes bearing U.S. Registration Numbers N902FJ, N903FJ, N904FJ, N905FJ, N906FJ, N907FJ, N908FJ, N909FJ, and N910FJ.

1.66   CRJ Equipment Trust. CRJ Equipment Trust 2004.

1.67   CRJ Equipment Trust Aircraft Equipment. All Aircraft Equipment related to the five (5) CRJ 700 aircraft and eleven (11) CRJ 900 aircraft, with the airframes bearing U.S. Registration Numbers N509MJ, N512MJ, N513MJ, N514MJ, N515MJ, N911FJ, N912FJ, N913FJ, N914FJ, N915FJ, N916FJ, N917FJ, N918FJ, N919FJ, N920FJ and N921FJ that are subject to that certain Section 1110(a) agreement dated March 4, 2010 with respect to such Aircraft Equipment.

1.68   CRJ Equipment Trust Aircraft Secured Claim. Collectively, any and all Claims arising from or relating to all indebtedness and obligations now or hereafter owed under or in connection with the CRJ Equipment Trust Loan Documents.

1.69   CRJ Equipment Trust Guarantee. The Guaranty, dated as of January 29, 2003 of Mesa Air Group, and all amendments and supplements related thereto in connection with the financing of the CRJ Equipment Trust Aircraft Equipment.

1.70   CRJ Equipment Trust Guarantee Claim. Collectively, any and all Claims against the Debtors arising from or relating to guarantees of payment and performance of all indebtedness and obligations that are now or hereafter owed to CRJ Equipment Trust under and in connection with the CRJ Equipment Trust Loan Documents.

1.71   CRJ Equipment Trust Credit Agreement. That certain Credit Agreement, dated January 29, 2004, including the related operative documents, among Mesa Airlines, as borrower, Mesa Air Group, as guarantor, CRJ Equipment Trust, as lender, and Wells Fargo Bank Northwest, National Association, as security agent.

1.72   CRJ Equipment Trust Loan Documents. Collectively, any and all agreements (including, without limitation, the CRJ Equipment Trust Credit Agreement and the CRJ Equipment Trust Guaranty), promissory notes, guaranties, mortgages, deeds of trust, indemnity deeds of trust, security agreements, Uniform Commercial Code financing statements, instruments and other documents (collectively, as amended, restated, supplemented or otherwise modified from time to time), executed and/or delivered with, to or in favor of CRJ Equipment Trust or Wells Fargo Bank Northwest, National Association, as security agent, in connection with the CRJ Equipment Trust Credit Agreement.

1.73   De Minimis Convenience Claim. Any Claim against any of the Debtors other than a 2012 Noteholder Claim, a 2023 Noteholder Claim or a 2024 Noteholder Claim that would otherwise be a General Unsecured Claim but for the fact that the Claim is Allowed in an amount that is greater than $0 and less than or equal to $100,000 or for which the Creditor elects to reduce the Allowed amount of its Claim to $100,000; *provided, however*, that a Claim may not be sub-divided into multiple Claims of $100,000 or less for purposes of receiving treatment as a De Minimis Convenience Claim.

1.74   Debtor Subsidiaries. Collectively, Mesa Air New York, Mesa In-Flight, RHMC, RASI, Freedom Airlines, Mesa Airlines, MPD, Inc., Air Midwest, MAGAIM, Nilchii, and Patar. To the extent that the context requires any reference to the Debtor Subsidiaries after the Effective Date, "Debtor Subsidiaries" shall mean the "Reorganized Debtor Subsidiaries" or the "Liquidating Debtors," as applicable.

1.75   Debtors. Collectively, Mesa Air Group, Mesa Air New York, Mesa In-Flight, RHMC, RASI, Freedom Airlines, Mesa Airlines, MPD, Inc., Air Midwest, MAGAIM, Nilchii, and Patar. To the extent that the context requires any reference to the Debtors after the Effective Date, "Debtors" shall mean the "Reorganized Debtors" or the "Liquidating Debtors," as applicable.

1.76   Deferred Compensation Plan Accounts. Those certain deferred compensation accounts at Merrill Lynch in the names of Jonathan G. Ornstein, Michael J. Lotz, Brian S. Gillman, and Paul Foley.

1.77   Delta. Delta Air Lines, Inc.

1.78   Delta CRJ Litigation. Action commenced by Mesa Air Group and Freedom against Delta under Case No. 1:09-CV-2267 in the Georgia District Court.

1.79   Delta Engine Litigation. Action commenced by Mesa Air Group and Freedom against Delta under Case No. CV-08-1449 in the Arizona District Court.

1.80   Delta ERJ Litigation. Action commenced by Mesa Air Group and Freedom against Delta under Case No. 1:08-CV-1334 in the Georgia District Court.

1.81   Delta MFN Litigation. Action commenced by Delta against Mesa Air Group and Freedom under Case No. 1:09-CV-0772 in the Georgia District Court, removed to the United States District Court for the Southern District of New York and transferred to the Bankruptcy Court under Adversary Proceeding No. 10-3064 on March 25, 2010.

1.82   Delta Temporary Agreement. Agreement by and among Mesa Air Group and Freedom, on the one hand, and Delta, on the other hand, dated May 21, 2010 and approved by the Bankruptcy Court by the entry of an order on May 25, 2010.

1.83   Disclosure Statement. The disclosure statement relating to the Plan including, without limitation, all exhibits and schedules to such disclosure statement, in the form approved by the Bankruptcy Court under Section 1125 of the Bankruptcy Code and Bankruptcy Rule 3017.

1.84   Disclosure Statement Approval Order. Order Approving Disclosure Statement and Fixing Time for Filing Acceptances or Rejections of Plan entered by the Bankruptcy Court on November 23, 2010.

1.85   Disputed. With respect to Claims, means any Claim that is not an Allowed Claim or Estimated Claim. The term "Disputed," when used to modify a reference in the Plan to any Claim, Interest, Class of Claims or Class of Interests, means a Claim or Interest (or any Claim or Interest in any such Class) that is so disputed.

1.86   Distribution Date(s). The Initial Distribution Date, the Interim Distribution Date and the Final Distribution Date.

1.87   Distribution Record Date. Except with respect to distributions on account of the Notes, the Distribution Record Date is the date that is three (3) business days after the Confirmation Date. With respect to distributions on account of the New 8% Notes (Series A) or New 8% Notes (Series B), the Distribution Record Date is the date that is three (3) business days after the Confirmation Date, or such date thereafter at which time the Debtors or Reorganized Debtors, as applicable, and the Indenture Trustee have reconciled the claims register or similar ledger regarding the Notes to take into account any repurchases by Mesa Air Group, or any exchanges, conversions, terminations or other instances in which Notes were to have been surrendered.

1.88   Distribution Reserve. The reserve created pursuant to Section 6.4.7 of the Plan to hold property (including New Common Stock) for distribution to holders of General Unsecured Claims pending resolution of Disputed Claims.

1.89   DOJ. Department of Justice.

1.90   DOT. Department of Transportation.

1.91   EDC Aircraft Secured Claim. Collectively, any and all Claims arising from or relating to all indebtedness and obligations now or hereafter owed under or in connection with the EDC Credit Agreement.

1.92   EDC Credit Agreement. That certain Credit Agreement, dated as of January 31, 2007, and related operative documents, among Mesa Airlines as borrower, Mesa Air Group as guarantor, Export Development Canada as senior lender, Bombardier Capital Inc. as the subordinated lender, and Wilmington Trust Company as loan trustee.

1.93   EDC Credit Agreement Equipment. All Aircraft Equipment related to the three (3) CRJ 700 aircraft and three (3) CRJ 900 aircraft bearing U.S. Registration Numbers N516LR, N518LR, N519LR, N939LR, N942LR, and N956LR.

1.94   EDC Credit Agreement Guaranty. The Guaranties of Mesa Air Group, and all amendments and supplements related thereto in connection with the financing of the EDC Credit Agreement.

1.95 **Effective Date.** A date designated by the Debtor that is no earlier than the first day after the Confirmation Date immediately following the first day upon which all of the conditions to the occurrence of the Effective Date have been satisfied or waived in accordance with the Plan.

1.96 **Epiq.** Epiq Bankruptcy Solutions, LLC.

1.97 **ERJ.** Embraer Regional Jet.

1.98 **Estate.** The estate of each Debtor created in its respective Chapter 11 Case in accordance with Section 541 of the Bankruptcy Code or otherwise.

1.99 **Estate Assets.** All of the property of each Estate of each Debtor under Section 541 of the Bankruptcy Code.

1.100 **Estimated.** With respect to Claims, means any Claim that has been estimated by the Bankruptcy Court pursuant to Section 502(c) of the Bankruptcy Code or by agreement of the applicable Debtors and the holder of such Claim. The term "Estimated," when used to modify a reference in the Plan to any Claim, Interest, Class of Claims or Class of Interests, means a Claim or Interest (or any Claim or Interest in any such Class) that is so estimated.

1.101 **Estimated Additional Pro Rata Share of New 8% Notes (Series A).** With respect to any 2012 Noteholder Claim that becomes an Allowed Claim after the Effective Date and is entitled to receive (but has not yet received) New 8% Notes (Series A) under the Plan with respect to such Allowed Claim, the term "Estimated Additional Pro Rata Share of New 8% Notes (Series A)" shall mean, as of any Class 6 Distribution Date, an amount of the New 8% Notes (Series A) necessary to permit the holder of such Allowed Claim to receive its Pro Rata distribution of the New 8% Notes (Series A) distributed to Class 6 Creditors as of that date.

1.102 **Estimated Additional Pro Rata Share of New 8% Notes (Series B).** With respect to any General Unsecured Claim that becomes an Allowed Claim after the Effective Date and is entitled to receive (but has not yet received) New 8% Notes (Series B)under the Plan with respect to such Allowed Claim, the term "Estimated Additional Pro Rata Share of New 8% Notes (Series B)" shall mean, as of any Class 3 Distribution Date or Class 5 Distribution Date, as applicable, an amount of the New 8% Notes (Series B) necessary to permit the holder of such Allowed Claim to receive a percentage of the New 8% Notes (Series B) obtained by dividing (i) the Aggregate Distribution Share applicable to such holder's Allowed Claims by (ii) the aggregate of (A) the Aggregate Distribution Share of holders of all other previously Allowed Claims that have received New 8% Notes under the Plan prior to such distribution date plus (B) the Aggregate Distribution Share of holders of all then Allowed Claims entitled to receive New 8% Notes (Series B) under the Plan on such distribution date plus (C) the Aggregate Distribution Share of holders of all Disputed Claims that the Debtors then estimate may become Allowed Claims entitled to receive New 8% Notes (Series B) under the Plan.

1.103 **Estimated Additional Pro Rata Share of Restructured Unsecured Equity.** With respect to any General Unsecured Claim that becomes an Allowed Claim after the

Effective Date and is entitled to receive (but has not yet received) Restructured Unsecured Equity under the Plan with respect to such Allowed Claim, the term "Estimated Additional Pro Rata Share of Restructured Unsecured Equity" shall mean, as of any Class 3 Distribution Date or Class 5 Distribution Date, an amount of Restructured Unsecured Equity (either in the form of New Common Stock or New Warrants, as applicable pursuant to Sections 4.3.2 or 4.5.2 hereof) necessary to permit the holder of such Allowed Claim to receive a percentage of the Restructured Unsecured Equity obtained by dividing (i) the Aggregate Distribution Share applicable to such holder's Allowed Claims by (ii) the aggregate of (A) the Aggregate Distribution Share of holders of all other previously Allowed Claims that have received Restructured Unsecured Equity under the Plan prior to such distribution date plus (B) the Aggregate Distribution Share of holders of all then Allowed Claims entitled to receive Restructured Unsecured Equity under the Plan on such distribution date plus (C) the Aggregate Distribution Share of holders of all Disputed Claims that the Debtors then estimate may become Allowed Claims entitled to receive Restructured Unsecured Equity under the Plan. For the purpose of calculations hereunder, each New Warrant, together with the corresponding share of New Common Stock to be acquired upon exercise of the New Warrant, shall equal one unit of Restructured Unsecured Equity. For the avoidance of doubt, only those holders of Allowed Class 3 and Class 5 Claims who are U.S. Citizens shall receive shares of New Common Stock under Sections 4.3.2 and 4.5.2 of the Plan, and only those holders of Allowed Class 3 and Class 5 Claims who are Non-U.S. Citizens shall receive New Warrants pursuant to Sections 4.3.2 and 4.5.2 hereof.

1.104 Estimated Initial Pro Rata Share of New 8% Notes (Series A). With respect to any 2012 Noteholder Claim that is entitled to receive New 8% Notes (Series A) under the Plan, the term "Estimated Initial Pro Rata Share of New 8% Notes (Series A)" shall mean, as of the Effective Date, an amount of the New 8% Notes (Series A) necessary to permit the holder of such Allowed Claim to receive its Pro Rata share of the New 8% Notes (Series A), distributed as of such date.

1.105 Estimated Initial Pro Rata Share of New 8% Notes (Series B). With respect to any Allowed General Unsecured Claim that is entitled to receive New 8% Notes (Series B) under the Plan, the term "Estimated Initial Pro Rata Share of New 8% Notes (Series B)" shall mean, as of the Effective Date, an amount of the New 8% Notes (Series B) necessary to permit the holder of such Allowed Claim to hold a percentage of the New 8% Notes (Series B) obtained by dividing (i) the Aggregate Distribution Share applicable to such holder's Allowed Claims by (ii) the aggregate of (A) the Aggregate Distribution Share of holders of all then Allowed Claims entitled to receive New 8% Notes (Series B) under the Plan plus (B) the Aggregate Distribution Share of holders of all Disputed Claims that the Debtors then estimate may become Allowed Claims entitled to receive New 8% Notes (Series B) under the Plan.

1.106 Estimated Initial Pro Rata Share of Restructured Unsecured Equity. With respect to any Allowed General Unsecured Claim that is entitled to receive Restructured Unsecured Equity under the Plan, the term "Estimated Initial Pro Rata Share of Restructured Unsecured Equity" shall mean, as of the Effective Date, an amount of Restructured Unsecured Equity (either in the form of New Common Stock or New Warrants, as applicable pursuant to Sections 4.3.2 and 4.5.2 hereof) necessary to permit the holder of such Allowed Claim to hold a percentage of the Restructured Unsecured Equity obtained by dividing (i) the Aggregate

Distribution Share applicable to such holder's Allowed Claims by (ii) the aggregate of (A) the Aggregate Distribution Share of holders of all then Allowed Claims entitled to receive Restructured Unsecured Equity under the Plan plus (B) the Aggregate Distribution Share of holders of all Disputed Claims that the Debtors then estimate may become Allowed Claims entitled to receive Restructured Unsecured Equity under the Plan. For the purpose of calculations hereunder, each New Warrant, together with the corresponding share of New Common Stock to be acquired upon exercise of the New Warrant, shall equal one and one-tenth unit of Restructured Unsecured Equity. For the avoidance of doubt, only those holders of Class 3 and Class 5 Allowed Claims who are U.S. citizens shall receive shares of New Common Stock under Sections 4.3.2 and 4.5.2 of the Plan, and only those holders of Class 3 and Class 5 Allowed Claims who are Non-U.S. Citizens shall receive New Warrants pursuant to Sections 4.3.2 and 4.5.2 hereof.

1.107 Estimated Pro Rata Share of New 8% Notes. With respect to any holder of New 8% Notes under the Plan, the term "Estimated Pro Rata Share of New 8% Notes shall mean, on any Class 3 Distribution Date, Class 5 Distribution Date, or Class 6 Distribution Date as applicable, an amount of New 8% Notes necessary to permit such holder to realize its Estimated Initial Pro Rata Share of New 8% Notes plus its Estimated Additional Pro Rata Share of New 8% Notes.

1.108 Estimated Pro Rata Share of Restructured Unsecured Equity. With respect to any holder of Restructured Unsecured Equity under the Plan, the term "Estimated Pro Rata Share of Restructured Unsecured Equity" shall mean, on any Class 3 Distribution Date or Class 5 Distribution Date, as applicable, an amount of Restructured Unsecured Equity necessary to permit such holder to realize its Estimated Initial Pro Rata Share of Restructured Unsecured Equity plus its Estimated Additional Pro Rata Share of Restructured Unsecured Equity.

1.109 Excess Spirit Sale Proceeds The proceeds, if any, from a Spirit Liquidity Event existing after the payment in full of the New 8% Notes (Series A).

1.110 FAA. Federal Aviation Administration.

1.111 Final Distribution Date. The day selected by the Debtors in their sole discretion that is after the Initial Distribution Date and is no earlier than twenty-eight (28) calendar days after the date on which all Disputed Claims have become Allowed Claims or have been disallowed.

1.112 Final Order. An order or judgment of the Bankruptcy Court that has been entered upon the docket in the Chapter 11 Cases and: (a) as to which the time to appeal, petition for certiorari, or move for reargument or rehearing has expired and as to which no appeal, petition for certiorari, or other proceedings for reargument or rehearing shall then be pending; or (b) in the event that an appeal, writ of certiorari, reargument or rehearing has been sought, such order or judgment shall have been affirmed by the highest court to which such order or judgment was appealed, or certiorari has been denied, or from which reargument or rehearing was sought, and the time to take any further appeal, petition for certiorari, or move for reargument or rehearing shall have expired; *provided that*, the possibility that a motion

under Rule 59 or Rule 60 of the Federal Rules of Civil Procedure or any analogous rule under the Bankruptcy Rules may be filed with respect to such order or judgment shall not cause such order or judgment not to be a "Final Order."

1.113   **Freedom.** Freedom Airlines, Inc., a Debtor in these Chapter 11 Cases.

1.114   **Georgia District Court.** United States District Court for the District of Georgia.

1.115   **General Unsecured Claim.** Any Claim against any Debtor that is *not* (a) an Administrative Claim, (b) a Priority Tax Claim, (c) a Priority Non-Tax Claim, (d) a Secured Claim, (e) a De Minimis Convenience Claim, (f) a 510(a) Subrogation Claim or (g) a 2012 Noteholder Claim. For the avoidance of doubt, the term "General Unsecured Claim" shall include (except to the extent that such Claims are treated as De Minimis Convenience Claims) any Claim against any Debtor arising under Section 502(h) of the Bankruptcy Code, a 2023 Noteholder Claim, a 2024 Noteholder Claim, and may include an Intercompany Claim.

1.116   **IATA.** International Air Transportation Association.

1.117   **Illinois District Court.** United States District Court for the District of Illinois.

1.118   **Imperial.** Imperial Capital, LLC.

1.119   **Indenture Trustees.** The indenture trustee for the 2012 Notes, the indenture trustee for the 2023 Notes, and the indenture trustee for the 2024 Notes.

1.120   **Indentures.** The indenture governing the 2012 Notes, the indenture governing the 2023 Notes, and the indenture governing the 2024 Notes.

1.121   **Indigo.** Indigo Miramar LLC.

1.122   **Individual Debtor Distribution Share.** For each holder of an Allowed General Unsecured Claim, the term "Individual Debtor Distribution Share" shall mean the following with respect to each Debtor against which such claimant holds an Allowed General Unsecured Claim: the amount obtained by multiplying the claimant's Individual Debtor Distribution Percentage by the Individual Estimated Value of the applicable Debtor.

1.123   **Individual Debtor Distribution Percentage.** For each holder of an Allowed General Unsecured Claim, the term "Individual Debtor Distribution Percentage" shall mean the following with respect to each Debtor against which such claimant holds an Allowed General Unsecured Claim: the percentage obtained by dividing (x) the amount of the holder's Allowed General Unsecured Claim against the applicable Debtor by (y) the total of all Allowed General Unsecured Claims against such Debtor.

1.124   **Individual Estimated Value.** For each Debtor, the estimated value allocated to such Debtor entity by the Debtors (in consultation with the Committee) as set forth in the Plan Supplement (taking into consideration the payment on the 2012 Notes and any dilution on account of the Management Equity Pool, Management Notes, US Airways Note, the New

Common Stock distributed to US Airways, and the 1.1 conversion ration of the New Warrants) Each Individual Estimated Value has been prepared based on, *inter alia*, the Debtors' estimates of the value of the applicable Debtor's assets, including Interests, if any, in other Debtors, and Intercompany Claims that may be owed to the applicable Debtor.

1.125   Initial Distribution Date. The Initial Distribution Date shall be the Effective Date.

1.126   Insider. Has the meaning set forth in Section 101(31) of the Bankruptcy Code.

1.127   Intercompany Claim. A Claim held by any of the Debtors against another Debtor, whether or not a proof of Claim is filed or deemed filed pursuant to Section 501 of the Bankruptcy Code in either of the Chapter 11 Cases.

1.128   Interests. Any equity security of any Debtor within the meaning of Section 101(16) of the Bankruptcy Code, including, without limitation, all issued, unissued, authorized or outstanding shares of stock or other equity interests (including common and preferred), together with any warrants, options, convertible securities, liquidating preferred securities or contractual rights to purchase or acquire such equity interests at any time and all rights arising with respect thereto.

1.129   Interim Compensation Order. The order dated January 26, 2010 establishing an orderly, regular process for the monthly compensation and reimbursement of Professionals in the Chapter 11 Cases.

1.130   Interim Distribution Date. The date that is 175 calendar days after the Initial Distribution Date or the most recent Interim Distribution Date thereafter, with such periodic Interim Distribution Dates occurring until the Final Distribution Date has occurred.

1.131   IRS. Internal Revenue Service.

1.132   Key Employment Agreements. The employment agreements and the guarantees thereof, as amended and as identified on **Exhibit B** attached hereto, between the Debtors and certain officers and employees of the Debtors, which officers and employees are expected to continue to render services to the Debtors on and after the Effective Date.

1.133   Kunpeng. Kunpeng Airlines.

1.134   Kunpeng Joint Venture Agreement. Joint venture agreement dated December 22, 2006, by and among Ping Shan, Shan Yue, and Shenzhen Airlines.

1.135   Lien. A lien as defined in Section 101(37) of the Bankruptcy Code, but not including a lien to the extent that it has been avoided in accordance with Sections 506(d), 510, 544, 545, 546, 547, 548, 553, or 549 of the Bankruptcy Code.

1.136   Liquidating Debtors. Collectively, RHMC, Air Midwest, and Patar.

1.137 MAGAIM. Mesa Air Group Airline Inventory Management, LLC, a Debtor in these Chapter 11 Cases.

1.138 Management Equity Pool. Such number of shares of New Common Stock as shall equal 10% of the Restructured Equity (after giving effect to the issuance of shares of New Common Stock to US Airways), which shall be reserved for distribution under a management/employee equity incentive plan that will be established by the board of directors of Reorganized Mesa Air Group. At least 3.75% and 2.25% of the Management Equity Pool shall be allocated, subject to a vesting schedule to be negotiated with the Committee and disclosed in the Plan Supplement, to Jonathan G. Ornstein and Michael J. Lotz, respectively on account of the prepetition Claims arising as a result of the amendment to the Key Employment Agreements.

1.139 Management Notes. The series of unsecured, subordinated, non-amortized notes to be issued by Reorganized Mesa Air Group to members of the Debtors' management in place on and after the Effective Date, and guaranteed by the Reorganized Debtors, subject to the terms and conditions set forth in the Plan (as will be described in more detail in the New Notes Indenture to be filed with the Bankruptcy Court as part of the Plan Supplement), in the aggregate principal amount of $5.5 million and due five (5) years from the Effective Date, as fully set forth in the New Notes Indenture. The terms and conditions of the Management Notes shall be identical to the terms and conditions of the New 8% Notes (Series A), New 8% Notes (Series B) and the US Airways Note, except that the Management Notes shall be subordinated to the New 8% Notes (Series A), New 8% Notes (Series B), and the US Airways Note, and subject to payment priorities set forth in the Plan (as will be described in greater detail in the New Notes Indenture). In the event there are Excess Spirit Sale Proceeds following a Spirit Liquidity Event and the New 8% Notes (Series A), US Airways Note, and New 8% Notes (Series B) are paid in full, Reorganized Mesa Air Group shall be required to use such proceeds to pay the Management Notes. At least $2 million and $1.5 million of the Management Notes shall be allocated to Jonathan G. Ornstein and Michael J. Lotz, respectively.

1.140 Mesa Air Group. Mesa Air Group, Inc., a Debtor in these Chapter 11 Cases.

1.141 Mesa Air New York. Mesa Air New York, Inc., a Debtor in these Chapter 11 Cases.

1.142 Mesa Airlines. Mesa Airlines, Inc., a Debtor in these Chapter 11 Cases.

1.143 Mesa In-Flight. Mesa In-Flight, Inc., a Debtor in these Chapter 11 Cases.

1.144 Mesa Tax Group. For U.S. federal tax purposes, the affiliated group of corporate entities, of which the Debtors are members and Mesa Air Group is the common parent that files a single consolidated federal income tax return.

1.145 Mo-Go. Mo-Go, LLC.

1.146 MPD. MPD, Inc., a Debtor in these Chapter 11 Cases.

1.147   Nasdaq. The Nasdaq Capital Market.

1.148   New Common Stock. 15,000,000 shares of common stock, no par value, of Reorganized Mesa Air Group to be authorized pursuant to the Reorganized Mesa Air Charter, of which up to 10,000,000 shares shall be initially issued or reserved for issuance pursuant to the Plan.

1.149   New Notes. Collectively, the New 8% Notes (Series A) and New 8% Notes (Series B), the US Airways Note and the Management Notes.

1.150   New 8% Notes. Collectively, the New 8% Notes (Series A) and New 8% Notes (Series B).

1.151   New 8% Notes (Series A). The unsecured non-amortized notes to be issued by Reorganized Mesa Air Group for the benefit of holders of a 2012 Noteholder Claim, and guaranteed by the other Post-Effective Date Debtors, subject to the terms and conditions set forth in the Plan (as will be described in more detail in the New Notes Indenture to be filed with the Bankruptcy Court as part of the Plan Supplement), in the aggregate principal amount of $19.4 million and due five (5) years from the Effective Date, with no payments due prior to maturity, except to the extent there is a Spirit Liquidity Event, which shall be subject to payment priorities in the Plan (as will be described in greater detail in the New Notes Indenture).

1.152   New 8% Notes (Series B). The unsecured non-amortized notes to be issued by Reorganized Mesa Air Group for the benefit of Class 3 and Class 5 Creditors (exclusive of the holders of a 2012 Noteholder Claim), and guaranteed by the other Post-Effective Date Debtors, subject to the terms and conditions set forth in the Plan (as will be described in more detail in the New Notes Indenture to be filed with the Bankruptcy Court as part of the Plan Supplement), in the aggregate principal amount of $43.2 million and due five (5) years from the Effective Date, with no payments due prior to maturity, as fully set forth in the New Notes Indenture; *provided, however,* that in the event there are any Excess Spirit Sale Proceeds following a Spirit Liquidity Event and the New 8% Notes (Series A) and US Airways Notes are paid in full, Reorganized Mesa Air Group shall be required to use such proceeds to prepay the New 8% Notes (Series B), which shall be subject to payment priorities in the Plan (as will be described in greater detail in the New Notes Indenture).

1.153   New Notes Indenture. The indenture governing the following series of notes: the New 8% Notes (Series A), the New 8% Notes (Series B), the US Airways Note and the Management Notes (to be filed with the Bankruptcy Court as part of the Plan Supplement), which such indenture shall provide for the mandatory prepayment of the New Notes following a Spirit Liquidity Event in the following priority: first, New 8% Notes (Series A); second, the US Airways Note; third, New 8% Notes (Series B); and fourth, the Management Notes. The New 8% Notes (Series A), the New 8% Notes (Series B), and the US Airways Note shall be of equal priority if redeemed or paid in any other scenario.

1.154   New Preferred Stock. 2,000,000 shares of the no par value blank check preferred stock of Reorganized Mesa Air Group authorized under the Reorganized Mesa

Charter Documents, of which no shares shall be initially issued under the Plan, and which issuance shall (i) be subject to the restrictions set forth in the US Airways Investor Rights Agreement, and (ii) have the voting, dividend, conversion and/or other rights to be determined by the board of directors of Reorganized Mesa Air Group as permitted under the Reorganized Mesa Charter Documents.

1.155   New Warrant Agreement. The agreement governing the issuance and exercise of the New Warrants.

1.156   New Warrants. Penny warrants to acquire shares of the New Common Stock to be issued to Non-U.S. Citizens under the Plan on or as soon as practicable after the Effective Date, which warrants will be transferable but may be exercised only by U.S. Citizens, (and subject to other restrictions on exercise and transfer set forth in Section 5.7 of the Plan), as more fully provided in the New Warrant Agreement substantially in a form to be filed with the Bankruptcy Court as part of the Plan Supplement. For the avoidance of doubt, creditors who are Non-U.S. Citizens will receive New Warrants under the Plan and will not be eligible to receive shares of New Common Stock. The shares of New Common Stock to be issued under the Plan, together with the shares of New Common Stock issuable upon exercise of the New Warrants, will equal 80% of the New Common Stock (on a fully diluted basis after giving effect to the issuance of the shares of New Common Stock reserved for issuance under the Management Equity Pool and US Airways).

1.157   Nilchii. Nilchii, Inc., a Debtor in these Chapter 11 Cases.

1.158   NOL. Net operating loss.

1.159   Non- U.S. Citizen. A person or entity that is not a U.S. Citizen or who fails to provide a certification that they are a U.S. Citizen when requested by the Debtors or Post-Effective Date Debtors prior to a distribution date under the Plan.

1.160   Noteholders. Holders of the Notes and any successors or assigns thereof.

1.161   Notes. The 2012 Notes, the 2023 Notes and the 2024 Notes.

1.162   Patar. Patar, Inc., a Debtor in these Chapter 11 Cases.

1.163   Permitted Payment. A payment on account of an obligation arising prior to the Petition Date made by the Debtors during the Chapter 11 Cases with the permission of the Bankruptcy Court.

1.164   Person. Any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated association or organization, or other "person" as defined in Bankruptcy Code § 101, as well as any governmental agency, governmental unit or associated political subdivision.

1.165   Pesakovic Lenders. Bozidar Pesakovic and Nada Pesakovic.

1.166   Petition Date. January 5, 2010, the date when the Debtors commenced their voluntary Chapter 11 Cases.

1.167   Ping Shan. Ping Shan, SRL.

1.168   Plan. This Chapter 11 plan of reorganization, either in its present form or as it may be amended, supplemented or modified from time to time, including all of its annexed exhibits and schedules.

1.169   Plan Supplement. A compilation of documents and forms of documents, schedules and exhibits to the Plan, including any exhibits to the Plan that are not filed contemporaneously with the filing of the Plan and any amendments to exhibits filed contemporaneously with the filing of the Plan. The Debtors shall file and serve on parties in interest the Plan Supplement no later than seven (7) days prior to the Voting Deadline.

1.170   Post-Effective Date Charter Documents. The respective Charter Documents of the Debtors other than Reorganized Mesa Air Group.

1.171   Post-Effective Date Committee. The committee to be formed after the Effective Date in accordance with the Section 5.10.3 of the Plan.

1.172   Post-Effective Date Debtors. Each Reorganizing Debtor and Liquidating Debtor, from and after the Effective Date.

1.173   Post-Effective Date Financing. Any exit financing facility or other lending arrangement obtained by Mesa Air Group or Reorganized Mesa Air Group on or after the Effective Date, which facility or arrangement shall be guaranteed by the other Debtors and may include the grant of a senior security interest in some or all of the Debtors' assets.

1.174   Post-Petition Aircraft Agreement. Any and all new or renegotiated agreements (including leases, subleases, security agreements and mortgages and any amendments, modifications or supplements of or to any lease, sublease, security agreement or mortgage and such leases, subleases, security agreements or mortgages as so amended, modified or supplemented, and any agreement settling or providing for any claims or otherwise addressing any matters relating to any lease, sublease, security agreement or mortgage or any amendment, modification or supplement of or to any lease, sublease, security agreement or mortgage) entered into after the Petition Date by the Debtors relating to Aircraft Equipment.

1.175   Principal Carriers. Delta, US Airways and United.

1.176   Priority Non-Tax Claim. A Claim (or portion of such Claim) against any Debtor entitled to priority under Sections 507(a)(3), (a)(4), (a)(5) or (a)(7) of the Bankruptcy Code.

1.177   Priority Tax Claim. A Claim (or portion of such Claim) of a governmental unit entitled to priority under Section 507(a)(8) of the Bankruptcy Code.

1.178 **Pro Rata.** With respect to Claims within the same Class or sub-Class, the proportion that the Claim bears to the sum of all Claims within such Class or sub-Class.

1.179 **Proceeds.** All Cash, interest, profits, dividends, proceeds, products, and rents earned, accrued, collected, derived, received or recovered on account of the liquidation, sale, transfer, enforcement or other disposition of property, including all "proceeds" as defined under Section 9102(a)(64) of the California Uniform Commercial Code.

1.180 **Professional.** Each Person: (a) employed in accordance with an order of the Bankruptcy Court under Sections 327 or 1103 of the Bankruptcy Code and to be compensated for services under Sections 327, 328, 329, 330, 331 and 504 of the Bankruptcy Code, or (b) for which compensation or reimbursement is requested under Section 503(b)(2)-(b)(6) of the Bankruptcy Code.

1.181 **Professional Fees.** A Claim by a Professional for compensation for services rendered and reimbursement for expenses submitted in accordance with Sections 330, 331, or 503(b) of the Bankruptcy Code for fees and expenses incurred after the Petition Date and prior to and including the Effective Date.

1.182 **Professional Fees Bar Date.** The sixtieth (60th) day after the Effective Date, by which date any Professional seeking an award of Professional Fees must have filed an application with the Bankruptcy Court under Section 330(a) of the Bankruptcy Code, or be forever barred from an award of Professional Fees against the Debtors and/or sharing in any distribution under the Plan.

1.183 **PSZJ.** Pachulski Stang Ziehl & Jones LLP.

1.184 **RACC.** Raytheon Aircraft Credit Corporation.

1.185 **RASI.** Regional Aircraft Services, Inc., a Debtor in these Chapter 11 Cases.

1.186 **Rejection Claim Bar Date.** The thirty fifth (35th) day after the Effective Date, by which date any Person asserting a Claim for damages arising from the rejection of an executory contract or unexpired lease under this Plan must have filed a proof of Claim with the Bankruptcy Court under Section 502(g) of the Bankruptcy Code, or be forever barred from asserting such Claim against the Debtors and sharing in any distribution under the Plan.

1.187 **Rejection Procedures Order.** Order signed on 2/23/2010 [Docket No. 353] Granting Motion for (I) Authorization to (A) Reject Leases Relating to Certain Aircraft And Other Related Equipment, (B) Abandon Certain Aircraft, Engines, and Other Related Equipment, (C) Transfer Title to Certain Aircraft, Engines, and Other Related Equipment, and (D) Satisfy the Surrender and Return Requirements Under the Bankruptcy Code, and (II) Approval of Related Notices and Procedures.

1.188 **Republic Airways.** Republic Airways Holdings Inc.

1.189 **Reorganized Board.** The Board of Directors of the Reorganized Mesa Air Group.

1.190 **Reorganized Debtor Subsidiaries.** Collectively, Mesa Air New York, Mesa In-Flight, Mesa Airlines, MPD, RASI, MAGAIM, and Nilchii, from and after the Effective Date.

1.191 **Reorganized Debtors.** Each Reorganizing Debtor, from and after the Effective Date.

1.192 **Reorganized Mesa Air Group.** Mesa Air Group, from and after the Effective Date.

1.193 **Reorganized Mesa Bylaws.** The amended and restated bylaws of Reorganized Mesa Air Group to be in effect on or as soon as practicable after the Effective Date, as set forth in **Exhibit A** of the Plan.

1.194 **Reorganized Mesa Charter.** The amended and restated certificate of incorporation of Reorganized Mesa Air Group to be in effect on or as soon as practicable after the Effective Date, as set forth in **Exhibit A** of the Plan.

1.195 **Reorganizing Debtors.** Collectively, Mesa Air Group, Mesa Air New York, Mesa In-Flight, Mesa Airlines, Freedom, MPD, RASI, MAGAIM, and Nilchii.

1.196 **Restructured Equity.** Collectively, the New Common Stock and the New Warrants to be issued pursuant to the Plan.

1.197 **Restructured Unsecured Equity.** Collectively, the New Common Stock and the New Warrants to be issued pursuant to Section 4.3.2 and 4.5.2 hereof.

1.198 **Restructured Unsecured Equity Holders.** Those Persons who receive distributions of Restructured Unsecured Equity pursuant to this Plan.

1.199 **RHMC.** Ritz Hotel Management Corp., a Debtor in these Chapter 11 Cases.

1.200 **RLA.** The Railway Labor Act.

1.201 **SEC.** Securities and Exchange Commission.

1.202 **Section 1110 Procedures.** Procedures established pursuant to the Section 1110 Procedures Order authorizing Debtors: (a) to agree to perform obligations and cure defaults pursuant to section 1110(a) of the Bankruptcy Code; and (b) to enter into agreements to extend the 60-day period specified in section 1110(a) pursuant to section 1110(b) of the Bankruptcy Code.

1.203 **Section 1110 Procedures Order.** *Order(A) Establishing Procedures Authorizing Debtors, Subject to Subsequent Court Approval, to Perform Obligations and Cure Defaults Pursuant to Section 1110(A) of the Bankruptcy Code and to Enter Into Agreements to Extend the 60-Day Period Specified in Section 1110(A) Pursuant to Section 1110(B) of the Bankruptcy Code and (B) Authorizing the Filing of Redacted Section 1110(A) Election Notices*

and Section 1110(B) Agreements Under Seal, entered by the Bankruptcy Court on February 23, 2010.

1.204   Section 1110 Rejection/Abandonment Procedures. Procedures established pursuant to the Section 1110 Rejection/Abandonment Procedures Order authorizing the Debtors to reject aircraft leases and related agreements and abandon and return aircraft thereunder.

1.205   Section 1110 Rejection/Abandonment Procedures Order. *Order Granting Motion for (I) Authorization to (A) Reject Leases Relating to Certain Aircraft And Other Related Equipment, (B) Abandon Certain Aircraft, Engines, and Other Related Equipment, (C) Transfer Title to Certain Aircraft, Engines, and Other Related Equipment, and (D) Satisfy the Surrender and Return Requirements Under the Bankruptcy Code, and (II) Approval of Related Notices and Procedures*, entered by the Bankruptcy Court on February 23, 2010.

1.206   Section 1110(b) Stipulations. Stipulations entered into by and among the Debtors and certain aircraft lessors under to section 1110(b) of the Bankruptcy Code pursuant to the Section 1110 Procedures.

1.207   Schedules. The schedules of assets and liabilities, the list of holders of Interests, and the statements of financial affairs filed by the Debtors in the Chapter 11 Cases, under Section 521 of the Bankruptcy Code and Bankruptcy Rule 1007, as such schedules, lists, and statements may have been or may be supplemented or amended from time to time.

1.208   Secured Claim. A Claim against any Debtor secured by a valid, perfected and enforceable Lien that is not subject to avoidance under bankruptcy or non-bankruptcy law, equal to the lesser of: (a) the Allowed amount of such Claim; or (b) the value, as determined by the Bankruptcy Court pursuant to Sections 506(a) and 1129(b) of the Bankruptcy Code and Bankruptcy Rule 3012, of: (i) the interest of the holder of such Claim in the property of the Debtor securing such Claim, or (ii) the amount subject to setoff under Section 553 of the Bankruptcy Code.

1.209   Securities Act. The Securities Act of 1933, 15 U.S.C. Sections 77a - 77aa, as now in effect or hereafter amended, or any similar federal, state, or local law.

1.210   Settling Aircraft Counterparties. Export Development Canada, HSH Nordbank AG, Landesbank Baden-Wurttemburg, Fortis Bank Nederland N.V., NIBC Bank N.V., Bank of Scotland plc, CIT Capital USA Inc., DVB Transport Finance Limited, Bremer Landesbank Kreditanstalt Oldenburg-Girozentrale, and DVB Bank SE (and their nominees, as applicable).

1.211   Shan Yue. Shan Yue SRL.

1.212   Shareholder Agreement. That agreement by and among Reorganized Mesa Air Group and each holder of an Allowed Claim who holds five percent (5%) of the issued and outstanding shares of New Common Stock, whether as of the Effective Date or subsequent thereto as a result of the issuance of additional shares of New Common Stock pursuant to

Allowed Claims or upon exercise of New Warrants, which agreement shall provide for the voting obligations set forth in Section 5.7 of the Plan.

1.213 **Spirit Airlines.** Spirit Airlines, Inc.

1.214 **Solicitation Agent.** Epiq Bankruptcy Solutions, LLC.

1.215 **Spirit Liquidity Event.** The sale of common stock of or payment on notes from Spirit Airlines, the net proceeds of which are distributed by Indigo to Nilchii in accordance with the terms of that certain Amended and Restated Limited Liability Company Agreement of Indigo Miramar LLC, as thereafter amended.

1.216 **Tax Code.** Internal Revenue Code of 1986, as amended.

1.217 **Treasury Regulations.** Regulations promulgated under the Tax Code.

1.218 **TSA.** Transportation Security Administration.

1.219 **True-Up Equity Distribution.** On any Class 3 Distribution Date or Class 5 Distribution Date, "True-Up Equity Distribution" means, with respect to any holder of an Allowed Claim entitled to receive Restructured Unsecured Equity under the Plan, a distribution of an additional amount of Restructured Unsecured Equity necessary to cause such holder to have received aggregate distributions of Restructured Unsecured Equity under the Plan equal to its then current Estimated Pro Rata Share of Restructured Unsecured Equity.

1.220 **True-Up Note Distribution.** On any Class 3 Distribution Date, Class 5 Distribution Date, or Class 6 Distribution Date, "True-Up Note Distribution" means, with respect to any holder of an Allowed Claim entitled to receive New 8% Notes (Series A) and/or New 8% Notes (Series B) under the Plan, as the case may be, a distribution of an additional amount of New 8% Notes (Series A) and/or New 8% Notes (Series B), as applicable, necessary to cause such holder to have received aggregate distributions of New 8% Notes (Series A) and/or New 8% Notes (Series B), as applicable, under the Plan equal to its then current Estimated Pro Rata Share of New 8% Notes (Series A) or (Series B).

1.221 **Union.** Each of ALPA and AFA.

1.222 **United.** United Airlines, Inc.

1.223 **United Litigation.** Declaratory relief action commenced by United against Mesa Air Group under Case No. 1:09-CV-7352 in the Illinois District Court.

1.224 **United Code-Share Agreement.** That certain United Express® Agreement dated as of January 28, 2004 and all amendments thereto, including but not limited to the Tenth Amendment To United Express Agreement, and related ancillary agreements, each as identified in the Plan Supplement, between Mesa Air Group and United, pursuant to which, *inter alia*, Mesa Air Group agreed to provide (through itself and its subsidiaries) certain regional air transportation services under certain trademarks, including the United Express mark, to United.

1.225   United States. The United States, its agencies, departments, or agents.

1.226   Unsecured Deficiency Claim. A Claim by a Person holding a Secured Claim to the extent the value of such Creditor's collateral, as determined in accordance with Section 506(a) of the Bankruptcy Code, is less than the Allowed amount of such Creditor's Claim as of the Petition Date, after taking into account any election made pursuant to Section 1111(b) of the Bankruptcy Code.

1.227   US Airways. US Airways, Inc.

1.228   US Airways Tenth Amendment. That certain tenth amendment to the US Airways Code-Share Agreement that was approved by the Court in connection with the motion to assume the US Airways Code-Share Agreement.

1.229   US Airways Code-Share Agreement. That certain Code Share and Revenue Sharing Agreement dated as of March 20, 2001, with its effectiveness retroactive to February 1, 2001, between Mesa Airlines and America West Airlines, Inc., as amended as of the Petition Date (through and including the Ninth Amendment to Code Share and Revenue Sharing Agreement and Settlement, dated March 30, 2009 by and among US Airways, Inc., Mesa Airlines, Inc., Freedom Airlines, Inc.).

1.230   US Airways Investor Rights Agreement. That agreement between Reorganized Mesa Air Group and US Airways with respect to the shares of New Common Stock issued to US Airways in accordance with the terms of the Plan. The US Airways Investor Rights Agreement will be filed as part of the Plan Supplement.

1.231   US Airways Note. The unsecured, non-amortized note to be issued by Reorganized Mesa Air Group for the benefit of US Airways, and guaranteed by the other Reorganized Debtors, subject to the terms and conditions set forth in the Plan (as will be described in more detail in the New Notes Indenture to be filed with the Bankruptcy Court as part of the Plan Supplement), in the aggregate principal amount of $6.8 million and due five (5) years from the Effective Date, with no payments due prior to maturity, as fully set forth in the Plan (as will be described in greater detail in the New Notes Indenture). The terms of the US Airways Note shall have identical terms and conditions of the New 8% Notes except for the principal amount and following the occurrence of a Spirit Liquidity Event, in the event there are Excess Spirit Sale Proceeds following the payment in full of the New 8% Notes (Series A), Reorganized Mesa Air Group shall be required to use such proceeds to prepay the US Airways Note prior to payment of the New 8% Notes (Series B) or the Management Notes, as set forth in the Plan (as will be described in greater detail in the New Notes Indenture).

1.232   U.S. Citizen. (A) an individual who is a citizen of the United States; (B) a partnership each of whose partners is an individual who is a citizen of the United States; or (C) a corporation or association organized under the laws of the United States or a State, the District of Columbia, or a territory or possession of the United States, of which the president and at least two-thirds of the board of directors and other managing officers are citizens of the United States, which is under the actual control of citizens of the United States, and in which at

least 75 percent of the voting interest is owned or controlled by persons that are citizens of the United States.

1.233 **U.S. Trustee.** Office of the United States Trustee for Region 2, Southern District of New York.

1.234 **Voting Deadline.** January 4, 2011 at 4:00 P.M. prevailing Eastern Time, the date ordered by the Bankruptcy Court to serve as the voting deadline for submission of ballots in respect of the Plan.

1.235 **Voting Record Date.** November 18, 2010.

ARTICLE 2
TREATMENT OF UNCLASSIFIED CLAIMS

2.1 **Unclassified Claims.** As provided in Section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims against the Debtors are not classified for purposes of voting on, or receiving distributions under, the Plan. Holders of such Claims are not entitled to vote on the Plan. All such Claims are instead treated separately in accordance with this Article 2 and in accordance with the requirements set forth in Section 1129(a)(9) of the Bankruptcy Code.

2.2 **Administrative Claims.**

2.2.1 **Administrative Claim Bar Date.** All requests for payment of Administrative Claims (except with respect to Professional Fees, which shall instead be subject to the Professional Fees Bar Date and Claims arising under the Rejection Procedures Order, which are subject to the procedures and deadlines set forth therein) must be filed by the Administrative Claim Bar Date or the holders thereof shall be forever barred from asserting such Administrative Claims against the Debtors or from sharing in any distribution under the Plan.

2.2.2 **Treatment.**

(a) **Generally.** Each Allowed Administrative Claim (except for Professional Fees, which shall be treated as set forth in Section 2.5 of the Plan) shall, unless the holder of such Claim shall have agreed to different treatment of such Claim, be paid in full in Cash by the Debtors on the latest of: (a) the Effective Date, or as soon thereafter as practicable; (b) such date as may be fixed by the Bankruptcy Court, or as soon thereafter as practicable; (c) the fourteenth (14th) day after such Claim is Allowed, or as soon thereafter as practicable; (d) such date as the holder of such Claim and the Debtors may agree; and (e) the date such Claim is otherwise due according to its terms.

(b) **Ordinary Course.** Notwithstanding anything in Section 2.2.1 to the contrary, holders of Administrative Claims based on liabilities incurred in the ordinary course of the Debtors' businesses following the Petition Date shall not be required to comply with the Administrative Claim Bar Date, *provided, however*, that such holders, other than

employees or former employees, that have otherwise submitted an invoice, billing statement or other evidence of indebtedness to the applicable Debtor in the ordinary course of business, and *provided, further*, that the Debtors, to the extent of any disagreement with any such invoice, billing statement or other evidence of indebtedness, may file with the Bankruptcy Court an objection to such invoice, billing statement or other evidence of indebtedness as though the claimant thereunder had filed an Administrative Claim with the Bankruptcy Court.

(c)   **Source of Payment.** Distributions to holders of Allowed Administrative Claims (other than for Professional Fees, which shall be payable pursuant to Section 2.5 of the Plan) shall be paid by the applicable Debtor against which the Administrative Claim is Allowed.

2.3   Allowed Priority Tax Claims.

2.3.1   Treatment.

(a)   **Generally.** Each Allowed Priority Tax Claim shall, unless the holder of such Claim shall have agreed to different treatment of such Claim, receive deferred cash payments to the extent permitted by section 1129(a)(9)(C) of the Bankruptcy Code with interest on the unpaid portion of such Claim at the statutory rate under applicable non-bankruptcy law or at a rate to be agreed upon by the Debtors and the appropriate governmental unit or, if they are unable to agree, to be determined by the Bankruptcy Court; *provided, however*, that the Debtors may elect in their sole discretion to pay any or all such Claims at any time, without premium or penalty, in which case the payment shall not include interest if paid on the Effective Date. The payment of each Allowed Priority Tax Claim shall be made in equal quarterly installments with the first installment due on the latest of: (i) the first day following the end of the first full calendar quarter following the Effective Date, (ii) the first day following the end of the first full calendar quarter following the date an order allowing such claim becomes a Final Order, and (iii) such other time or times as may be agreed with the holder of such claim. Each installment shall include interest in accordance with section 511 of the Bankruptcy Code on the unpaid balance of the Allowed Priority Tax Claim, without penalty of any kind, at the non-default rate of interest prescribed, agreed to or determined in accordance with the foregoing.

(b)   **Source of Payment.** Distributions to holders of Allowed Priority Tax Claims shall be paid by the applicable Debtor against which the Priority Tax Claim is Allowed.

2.4   Secured Tax Claims.

2.4.1   Treatment.

(a)   **Generally.** Each holder of an Allowed Secured Claim held by a governmental unit that is secured by an interest in the Debtors' property shall, unless the holder of such Secured Claim shall have agreed to different treatment of such Claim, receive deferred cash payments to the extent permitted by section 1129(a)(9)(D) of the Bankruptcy Code with interest on the unpaid portion of such Secured Claim at the statutory rate under applicable non-bankruptcy law or at a rate to be agreed upon by the Debtors and the appropriate governmental unit or, if they are unable to agree, to be determined by the Bankruptcy Court; *provided,*

however, the Debtors may elect in their sole discretion to pay any or all such Claims in full at any time after the Effective Date, without premium or additional penalty on account of such prepayment, if any, in which case the payment shall include interest accrued through the payment date but only to the extent such payment is past due. The payment of each Allowed Secured Tax Claim shall be made in equal quarterly installments with the first installment due on the latest of: (i) the first day following the end of the first full calendar quarter following the Effective Date, (ii) the first day following the end of the first full calendar quarter following the date an order allowing such claim becomes a Final Order, and (iii) such other time or times as may be agreed with the holder of such claim. Each installment shall include interest in accordance with section 511 of the Bankruptcy Code on the unpaid balance of the Allowed Secured Tax Claim, at the non-default rate of interest prescribed, agreed to or determined in accordance with the foregoing. The holder of an Allowed Secured Tax Claim shall retain its lien until the Allowed Secured Tax Claim is paid.

(b)   Section 1124(2) Reinstatement.

The Debtors may elect in their sole discretion, on the Effective Date, to cure and reinstate the applicable Allowed Secured Tax Claims as of the first date when last payable without interest, fees or penalties, and, as so cured and reinstated, shall receive a lump sum payment in full on the Effective Date. Under this alternative treatment, the holder of an Allowed Secured Tax Claim shall be paid Cash on the Effective Date equal to the amount of such Allowed Secured Tax Claim due as of the first date when last payable without interest, fees or penalty, plus, to the extent required by section 1124(2) of the Bankruptcy Code any interest thereupon from such date until payment at the rate of interest determined under the applicable nonbankruptcy law and any fees incurred in reasonable reliance on timely receipt of the tax, but exclusive of any penalty amounts thereof at any time incurred or charged (see Bankruptcy Code sections 1123(a)(5)(G) & 1124(2)).

(c)   Determination of Applicable Treatment.

The first treatment indicated above in Section 2.4.1(a) shall be applicable to each holder of an Allowed Secured Tax Claim, unless, the Debtors elect to reinstate the applicable Secured Tax Claims as provided in Section 2.4.1(b). The Debtors' election to treat Allowed Secured Tax Claims pursuant to Section 2.4.1(b) will be provided in the Plan Supplement.

(d)   Source of Payment. Distributions to holders of Allowed Priority Tax Claims shall be paid by the applicable Debtor against which the Priority Tax Claim is Allowed.

2.5   Claims for Professional Fees. Each Professional seeking an award by the Bankruptcy Court of Professional Fees: (a) must file its final application for allowance of compensation for services rendered and reimbursement of expenses incurred through the Effective Date on or before the Professional Fees Bar Date; and (b) if the Bankruptcy Court grants such an award, each such Person will be paid in full in Cash by the Debtors, in such amounts as are allowed by the Bankruptcy Court as soon as practicable following the first day after such order has been entered by the Bankruptcy Court and is not stayed. All final applications for allowance and disbursement of Professional Fees must be in compliance with all

of the terms and provisions of any applicable order of the Bankruptcy Court, including the Confirmation Order.

ARTICLE 3
CLASSIFICATION OF CLAIMS AND INTERESTS

3.1 Summary of Classification. In accordance with Section 1123(a)(1) of the Bankruptcy Code, all Claims of Creditors (except those Claims receiving treatment as set forth in Article 2) and holders of Interests are placed in the Classes described in Section 3.2 below for all purposes, including voting on, confirmation of, and distribution under, the Plan.

3.2 Classes.

3.2.1 Class 1(a) – (*l*): Priority Non-Tax Claims.

Class 1(a)	Priority Non-Tax Claims against Mesa Air Group	Unimpaired, deemed to accept
Class 1(b)	Priority Non-Tax Claims against Mesa Air New York	Unimpaired, deemed to accept
Class 1(c)	Priority Non-Tax Claims against Mesa In-Flight	Unimpaired, deemed to accept
Class 1(d)	Priority Non-Tax Claims against Freedom	Unimpaired, deemed to accept
Class 1(e)	Priority Non-Tax Claims against Mesa Airlines	Unimpaired, deemed to accept
Class 1(f)	Priority Non-Tax Claims against MPD	Unimpaired, deemed to accept
Class 1(g)	Priority Non-Tax Claims against RASI	Unimpaired, deemed to accept
Class 1(h)	Priority Non-Tax Claims against MAGAIM	Unimpaired, deemed to accept
Class 1(i)	Priority Non-Tax Claims against Nilchii	Unimpaired, deemed to accept
Class 1(j)	Priority Non-Tax Claims against Air Midwest	Unimpaired, deemed to accept
Class 1(k)	Priority Non-Tax Claims against RHMC	Unimpaired, deemed to accept
Class 1(*l*)	Priority Non-Tax Claims against Patar	Unimpaired, deemed to accept

3.2.2 Class 2(a) – (*l*): Secured Claims.

Class 2(a)	Secured Claims against Mesa Air Group (each secured creditor in a separate class identified as Class 2(a)-A, Class 2(a)-B, etc.)	Impaired, entitled to vote (Other than Aircraft Secured Claims Reinstated pursuant to Sections 4.2.1 through 4.2.3)
Class 2(b)	Secured Claims against Mesa Air New York (each secured creditor in a separate class identified as Class 2(b)-A, Class 2(b)-B, etc.)	Impaired, entitled to vote (Other than Aircraft Secured Claims Reinstated pursuant to Sections 4.2.1 through 4.2.3)
Class 2(c)	Secured Claims against Mesa In-Flight (each secured creditor in a separate class identified as Class 2(c)-A, Class 2(c)-B, etc.)	Impaired, entitled to vote (Other than Aircraft Secured Claims Reinstated pursuant to Sections 4.2.1 through 4.2.3)

Class 2(d)	Secured Claims against Freedom (each secured creditor in a separate class identified as Class 2(d)-A, Class 2(d)-B, etc.)	Impaired, entitled to vote (Other than Aircraft Secured Claims Reinstated pursuant to Sections 4.2.1 through 4.2.3)
Class 2(e)	Secured Claims against Mesa Airlines (each secured creditor in a separate class identified as Class 2(e)-A, Class 2(e)-B, etc.)	Impaired, entitled to vote (Other than Aircraft Secured Claims Reinstated pursuant to Sections 4.2.1 through 4.2.3)
Class 2(f)	Secured Claims against MPD (each secured creditor in a separate class identified as Class 2(f)-A, Class 2(f)-B, etc.)	Impaired, entitled to vote (Other than Aircraft Secured Claims Reinstated pursuant to Sections 4.2.1 through 4.2.3)
Class 2(g)	Secured Claims against RASI (each secured creditor in a separate class identified as Class 2(h)-A, Class 2(h)-B, etc.)	Impaired, entitled to vote (Other than Aircraft Secured Claims Reinstated pursuant to Sections 4.2.1 through 4.2.3)
Class 2(h)	Secured Claims against MAGAIM (each secured creditor in a separate class identified as Class 2(j)-A, Class 2(j)-B, etc.)	Impaired, entitled to vote (Other than Aircraft Secured Claims Reinstated pursuant to Sections 4.2.1 through 4.2.3)
Class 2(i)	Secured Claims against Nilchii (each secured creditor in a separate class identified as Class 2(k)-A, Class 2(k)-B, etc.)	Impaired, entitled to vote (Other than Aircraft Secured Claims Reinstated pursuant to Sections 4.2.1 through 4.2.3)
Class 2(j)	Secured Claims against Air Midwest (each secured creditor in a separate class identified as Class 2(i)-A, Class 2(i)-B, etc.)	Impaired, entitled to vote (Other than Aircraft Secured Claims Reinstated pursuant to Sections 4.2.1 through 4.2.3)
Class 2(k)	Secured Claims against RHMC (each secured creditor in a separate class identified as Class 2(g)-A, Class 2(g)-B, etc.)	Impaired, entitled to vote (Other than Aircraft Secured Claims Reinstated pursuant to Sections 4.2.1 through 4.2.3)
Class 2(*l*)	Secured Claims against Patar (each secured creditor in a separate class identified as Class 2(*l*)-A, Class 2(*l*)-B, etc.)	Impaired, entitled to vote (Other than Aircraft Secured Claims Reinstated pursuant to Sections 4.2.1 through 4.2.3)

3.2.3 Class 3(a) – (*l*): General Unsecured Claims.

Class 3(a)	General Unsecured Claims against Mesa Air Group	Impaired, entitled to vote
Class 3(b)	General Unsecured Claims against Mesa Air New York	Impaired, entitled to vote
Class 3(c)	General Unsecured Claims against Mesa In-Flight	Impaired, entitled to vote
Class 3(d)	General Unsecured Claims against Freedom	Impaired, entitled to vote
Class 3(e)	General Unsecured Claims against Mesa Airlines	Impaired, entitled to vote
Class 3(f)	General Unsecured Claims against MPD	Impaired, entitled to vote

Class 3(g)	General Unsecured Claims against RASI	Impaired, entitled to vote
Class 3(h)	General Unsecured Claims against MAGAIM	Impaired, entitled to vote
Class 3(i)	General Unsecured Claims against Nilchii	Impaired, entitled to vote
Class 3(j)	General Unsecured Claims against Air Midwest	Impaired, entitled to vote
Class 3(k)	General Unsecured Claims against RHMC	Impaired, entitled to vote
Class 3(*l*)	General Unsecured Claims against Patar	Impaired, entitled to vote

3.2.4   Class 4(a) – (*l*): De Minimis Convenience Claims.

Class 4(a)	De Minimis Convenience Claims against Mesa Air Group	Impaired, entitled to vote
Class 4(b)	De Minimis Convenience Claims against Mesa Air New York	Impaired, entitled to vote
Class 4(c)	De Minimis Convenience Claims against Mesa In-Flight	Impaired, entitled to vote
Class 4(d)	De Minimis Convenience Claims against Freedom	Impaired, entitled to vote
Class 4(e)	De Minimis Convenience Claims against Mesa Airlines	Impaired, entitled to vote
Class 4(f)	De Minimis Convenience Claims against MPD	Impaired, entitled to vote
Class 4(g)	De Minimis Convenience Claims against RASI	Impaired, entitled to vote
Class 4(h)	De Minimis Convenience Claims against MAGAIM	Impaired, entitled to vote
Class 4(i)	De Minimis Convenience Claims against Nilchii	Impaired, entitled to vote
Class 4(j)	De Minimis Convenience Claims against Air Midwest	Impaired, entitled to vote
Class 4(k)	De Minimis Convenience Claims against RHMC	Impaired, entitled to vote
Class 4(*l*)	De Minimis Convenience Claims against Patar	Impaired, entitled to vote

3.2.5   Class 5(a) – (*l*): 510(a) Subrogation Claims.

Class 5(a)	510(a) Subrogation Claims against Mesa Air Group	Impaired, entitled to vote
Class 5(b)	510(a) Subrogation Claims against Mesa Air New York	Impaired, entitled to vote
Class 5(c)	510(a) Subrogation Claims against Mesa In-Flight	Impaired, entitled to vote
Class 5(d)	510(a) Subrogation Claims against Freedom	Impaired, entitled to vote
Class 5(e)	510(a) Subrogation Claims against Mesa Airlines	Impaired, entitled to vote
Class 5(f)	510(a) Subrogation Claims against MPD	Impaired, entitled to vote

Class 5(g)	510(a) Subrogation Claims against RASI	Impaired, entitled to vote
Class 5(h)	510(a) Subrogation Claims against MAGAIM	Impaired, entitled to vote
Class 5(i)	510(a) Subrogation Claims against Nilchii	Impaired, entitled to vote
Class 5(j)	510(a) Subrogation Claims against Air Midwest	Impaired, entitled to vote
Class 5(k)	510(a) Subrogation Claims against RHMC	Impaired, entitled to vote
Class 5(*l*)	510(a) Subrogation Claims against Patar	Impaired, entitled to vote

3.2.6   Class 6(a) – (*l*): 2012 Noteholder Claims.

Class 6(a)	2012 Noteholder Claims against Mesa Air Group	Impaired, entitled to vote
Class 6(b)	2012 Noteholder Claims against Mesa Air New York	Impaired, entitled to vote
Class 6(c)	2012 Noteholder Claims against Mesa In-Flight	Impaired, entitled to vote
Class 6(d)	2012 Noteholder Claims against Freedom	Impaired, entitled to vote
Class 6(e)	2012 Noteholder Claims against Mesa Airlines	Impaired, entitled to vote
Class 6(f)	2012 Noteholder Claims against MPD	Impaired, entitled to vote
Class 6(g)	2012 Noteholder Claims against RASI	Impaired, entitled to vote
Class 6(h)	2012 Noteholder Claims against MAGAIM	Impaired, entitled to vote
Class 6(i)	2012 Noteholder Claims against Nilchii	Impaired, entitled to vote
Class 6(j)	2012 Noteholder Claims against Air Midwest	Impaired, entitled to vote
Class 6(k)	2012 Noteholder Claims against RHMC	Impaired, entitled to vote
Class 6(*l*)	2012 Noteholder Claims against Patar	Impaired, entitled to vote

3.2.7   Class 7(a) – (*l*): Interests.

Class 7(a)	Interests in Mesa Air Group	Impaired, deemed to reject
Class 7(b)	Interests in Mesa Air New York	Impaired, deemed to reject
Class 7(c)	Interests in Mesa In-Flight	Impaired, deemed to reject
Class 7(d)	Interests in Freedom	Impaired, deemed to reject
Class 7(e)	Interests in Mesa Airlines	Impaired, deemed to reject
Class 7(f)	Interests in MPD	Impaired, deemed to reject
Class 7(g)	Interests in RASI	Impaired, deemed to reject
Class 7(h)	Interests in MAGAIM	Impaired, deemed to reject
Class 7(i)	Interests in Nilchii	Impaired, deemed to reject
Class 7(j)	Interests in Air Midwest	Impaired, deemed to reject
Class 7(k)	Interests in RHMC	Impaired, deemed to reject
Class 7(*l*)	Interests in Patar	Impaired, deemed to reject

ARTICLE 4
TREATMENT OF CLAIMS AND INTERESTS

4.1   Class 1(a) – (*l*) – Priority Non-Tax Claims.

      4.1.1   Impairment and Voting. Classes 1(a) – 1(*l*) are unimpaired under the Plan. Holders of Priority Non-Tax Claims are deemed to have accepted the Plan under Section 1126(f) of the Bankruptcy Code and are not entitled to vote on the Plan.

      4.1.2   Treatment. Each holder of an Allowed Priority Non-Tax Claim shall, unless the holder of such Claim shall have agreed to different treatment of such Claim, receive, in full and final satisfaction, settlement, release, and discharge of, and exchange for, such Allowed Priority Non-Tax Claim, a Cash payment in an amount equal to the difference between: (a) such Allowed Priority Non-Tax Claim, and (b) the amount of any Permitted Payments made to the holder of such Claim, on the latest of: (i) the Effective Date, or as soon thereafter as practicable; (ii) such date as may be fixed by the Bankruptcy Court, or as soon thereafter as practicable; (iii) the fourteenth (14th) day after such Claim is Allowed, or as soon thereafter as practicable; and (iv) such date as the holder of such Claim and the Debtors may agree.

      4.1.3   Source of Payment. Distributions to holders of Allowed Priority Non-Tax Claims shall be paid by the applicable Debtors from their cash on hand.

4.2   Class 2(a) – (*l*) – Secured Claims.

      4.2.1   Unimpaired Aircraft Secured Claims and Voting. Except to the extent that a holder of an Allowed Aircraft Secured Claim agrees to different treatment, in the sole discretion of the Debtors or Reorganized Debtors, on the Effective Date, each Allowed Aircraft Secured Claim set forth in the Plan Supplement or identified below shall be reinstated and rendered unimpaired in accordance with section 1124(2) of the Bankruptcy Code, notwithstanding any contractual provision or applicable non-bankruptcy law that entitles the holder of such Allowed Aircraft Secured Claim to demand or receive payment of such Allowed Aircraft Secured Claim from and after the occurrence of a default. Such holders of Allowed Aircraft Secured Claims are conclusively presumed to have accepted the Plan and are not entitled to vote to accept or reject the Plan.

      4.2.2   Unimpaired CRJ Equipment Trust Aircraft Secured Claims.

      Unless otherwise agreed to between the Debtors and the controlling counterparty, on the Effective Date, the CRJ Equipment Trust Aircraft Secured Claim shall be Allowed and the Debtors' obligations under the CRJ Equipment Trust Loan Documents relating to the CRJ Equipment Trust Aircraft Equipment shall be reinstated as provided in Section 4.2.1 of the Plan and leaving the rights of CRJ Equipment Trust Secured Claim unimpaired. The holders of the CRJ Equipment Trust Aircraft Secured Claim will retain their security interest against the CRJ Equipment Trust Equipment and the CRJ Equipment Trust Guaranty will be an obligation of Reorganized Mesa Air Group on and after the Effective Date.

Any dispute with respect to the amount of the CRJ Equipment Trust Aircraft Secured Claim, including, without limitation, disputes as to default interest, fees, and expenses, will be determined by the Bankruptcy Court, and the amounts payable, if any, as so determined, shall be made in accordance with the determination made by the Bankruptcy Court.

The holders of CRJ Equipment Trust Aircraft Secured Claims are reinstated in accordance with section 1124(2) of the Bankruptcy Code and unimpaired and presumed to have accepted the Plan.

4.2.3   Unimpaired EDC Credit Agreement Secured Claims.

Unless otherwise agreed to between the Debtors and the controlling counterparty, on the Effective Date, the EDC Aircraft Secured Claim shall be Allowed and the Debtors' obligations under the Credit Agreement Documents relating to the EDC Credit Agreement Equipment shall be reinstated as provided in Section 4.2.1 of the Plan and leaving the rights of the holders of the EDC Aircraft Secured Claims unimpaired. The holders of the EDC Aircraft Secured Claim will retain their security interest against the EDC Credit Agreement Equipment and the EDC Credit Agreement Guaranty will be an obligation of Reorganized Mesa Air Group on and after the Effective Date.

Any dispute with respect to the amount of the EDC Aircraft Secured Claim, including, without limitation, disputes as to default interest, fees, and expenses, will be determined by the Bankruptcy Court, and the amounts payable, if any, as so determined, shall be made in accordance with the determination made by the Bankruptcy Court.

The holders of EDC Aircraft Secured Claims are reinstated in accordance with section 1124(2) of the Bankruptcy Code and unimpaired and presumed to have accepted the Plan.

4.2.4   Impairment and Voting. All Secured Claims in Classes 2(a) – 2(*l*) (other than the Aircraft Secured Claims reinstated pursuant to Sections 4.2.1 through 4.2.3 of the Plan) are impaired under the Plan. Holders of Secured Claims are entitled to vote on the Plan. For purposes of distributions under the Plan, each holder of a Secured Claim in Class 2 is considered to be in its own separate subclass within Class 2, and each such subclass is deemed to be a separate Class for purposes of the Plan.

4.2.5   Alternative Treatment. Other than the Aircraft Secured Claims reinstated pursuant to Sections 4.2.1 through 4.2.3 of the Plan, on or as soon as practicable following the Effective Date, unless the holder of such Claim shall have agreed to different treatment of such Claim, the Debtors shall select, in their discretion, one of the following alternative treatments for each Allowed Secured Claim in Class 2, which treatment shall be in full and final satisfaction, settlement, release, and discharge of, and exchange for, such Allowed Secured Claim:

(a)   Abandonment or Surrender. The Debtors will abandon or surrender to the holder of such Secured Claim the property securing such Secured Claim, in full satisfaction and release of such Secured Claim, without representation or warranty by or recourse against the Debtors, the Reorganized Debtors, or the Liquidating Debtors.

(b)   Cash Payment. The Debtors will pay to the holder of such Secured Claim Cash equal to the amount of such Secured Claim, or such lesser amount to which the holder of such Secured Claim and the applicable Debtor shall agree, in full satisfaction and release of such Secured Claim.

4.2.6   Source of Payment. Distributions to the holders of Allowed Secured Claims under the treatment option set forth in Section 4.2. of the Plan shall be paid by the applicable Debtors.

4.2.7   Unsecured Deficiency Claim. Any Unsecured Deficiency Claim asserted by a holder of an Allowed Secured Claim in Class 2 shall be filed with the Bankruptcy Court within thirty five (35) days following the date of the abandonment or surrender of such Creditor's collateral or such Creditor's receipt of its distribution under the Plan. Any such Allowed Unsecured Deficiency Claim shall be treated in accordance with Section 4.4.2 of the Plan.

4.3   Class 3(a) – (*l*) – General Unsecured Claims.

4.3.1   Impairment and Voting. Classes 3(a) – 3(*l*) are impaired under the Plan. Holders of General Unsecured Claims are entitled to vote on the Plan.

4.3.2   Treatment.

(a)   U.S. Citizens.

On or as soon as practicable following the Effective Date, and on each Distribution Date, unless the holder of such Claim shall have agreed to different treatment of such Claim, each holder of an Allowed General Unsecured Claim, which holder is a U.S. Citizen, shall receive, in respect of all of its Allowed General Unsecured Claims, distribution(s) of its Aggregate Distribution Percentage of the New Common Stock (after giving effect to the shares of New Common Stock reserved for issuance under the Management Equity Pool and shares of New Common Stock issuable to US Airways) and the New 8% Notes (Series B). Such distributions shall be in full and final satisfaction, settlement, release, and discharge of, and exchange for, all Allowed General Unsecured Claims held by such holder.

(b)   Non-U.S. Citizens.

On or as soon as practicable following the Effective Date, and on each Distribution Date, unless the holder of such Claim shall have agreed to different treatment of such Claim, each holder of an Allowed General Unsecured Claim, which holder is a Non-U.S. Citizen, shall receive, in respect of all of its Allowed General Unsecured Claims, distribution(s) of its Aggregate Distribution Percentage of the New Warrants and the New 8% Notes (Series B). For purposes of calculating distributions to Non-U.S. Citizens, each Non-U.S. Citizen shall receive New Warrants for 110% of the shares of New Common Stock that such Creditor would be entitled to receive if such Creditor was a U.S. Citizen. Such distributions shall be in full and final satisfaction, settlement, release, and discharge of, and exchange for, all Allowed General Unsecured Claims held by such holder.

4.3.3   Source of Payment. Distributions to the holders of Allowed General Unsecured Claims shall be limited to a share of the Restructured Unsecured Equity and New 8% Notes (Series B) to be issued by Reorganized Mesa Air Group, as set forth in Section 4.3.2 above.

4.4   Class 4(a) – (*l*) – De Minimis Convenience Claims.

4.4.1   Impairment and Voting. Classes 4(a) – 4(*l*) are impaired under the Plan. Holders of De Minimis Convenience Claims are entitled to vote on the Plan.

4.4.2   Treatment. On or as soon as practicable following the Effective Date, the Debtors will, in full and final satisfaction, settlement, release, and discharge of, and exchange for, such Allowed De Minimis Convenience Claim, pay to each holder of an Allowed De Minimis Convenience Claim Cash equal to the percentage of the Allowed amount of such Claim set forth on **Exhibit D** hereto.

4.4.3   Source of Payment. Distributions to holders of Allowed De Minimis Convenience Claims shall be paid by the Debtors.

4.5   Class 5(a) – (*l*) – 510(a) Subrogation Claims.

4.5.1   Impairment and Voting. Classes 5(a) – 5(*l*) are impaired under the Plan. Holders of 510(a) Subrogation Claims are entitled to vote on the Plan.

4.5.2   Treatment. The Debtors shall provide the holders of 510(a) Subrogation Claims the same distributions of Restructured Unsecured Equity and New 8% Notes (Series B) that would have otherwise been made to such holders of Allowed 510(a) Subrogation Claims if such Claims were treated as Allowed General Unsecured Claims and provided the treatment set forth in Section 4.3.2 of the Plan. The Debtors shall not be required to review or give effect to any subrogation agreement and instead, the holders of 510(a) Subrogation Claims shall receive distributions as if their claims were not subject to any subordination agreements and the burden shall be on the holders of 510(a) Subrogation Claims to honor and give effect to any such agreements.

4.6   Class 6 (a) – (*l*) – 2012 Noteholder Claims.

4.6.1   Impairment and Voting. Classes 6(a) – 6(*l*) are impaired under the Plan. Holders of 2012 Noteholder Claims are entitled to vote on the Plan.

4.6.2   Treatment. On or as soon as practicable following the Effective Date, and on each Distribution Date, each Holder of an Allowed 2012 Noteholder Claim shall receive, in respect of all of its Allowed 2012 Noteholder Claims, distributions of its Pro Rata share of the New 8% Notes (Series A).

4.7   Class 7(a) – (*l*) – Interests.

       4.7.1   Impairment and Voting. Classes 7(a) – 7(*l*) are impaired under the Plan. Holders of Interests are deemed to reject the Plan under Section 1126(g) of the Bankruptcy Code and are not entitled to vote on the Plan.

       4.7.2   Treatment. Upon the Effective Date, all existing Interests in Mesa Air Group shall be deemed extinguished and the holders of such Interests shall not receive or retain any property on account of such Interests under the Plan. Reorganized Mesa Air Group shall be vested, directly or indirectly, with the Interests in the Reorganized Debtor Subsidiaries and the Liquidating Debtors on the Effective Date.

    4.8   Nonconsensual Confirmation. To the extent necessary, the Debtors hereby request confirmation of the Plan pursuant to Section 1129(b) of the Bankruptcy Code.

ARTICLE 5
IMPLEMENTATION OF THE PLAN

    The Plan shall be implemented on the Effective Date. In addition to the provisions set forth elsewhere in this Plan regarding means of execution, the following shall constitute the principal means for the implementation of the Plan.

    5.1   Continued Corporate Existence; Ongoing Operations Of the Reorganized Debtors, Wind-Up of the Liquidating Debtors and/or Alternative Transactions. As of the Effective Date, each Debtor shall, as a Reorganized Debtor or Liquidating Debtor, as applicable, continue to maintain its separate legal existence for all purposes under the Plan, with each Reorganized Debtor and Liquidating Debtor, as applicable, retaining all the powers of a legal entity under applicable law.

    The respective articles or certificate of incorporation and bylaws (or other applicable formation documents) in effect prior to the Effective Date for each Debtor shall continue to be in effect after the Effective Date, except (i) with respect to Reorganized Mesa Air Group, which Reorganized Debtor shall be subject to the Reorganized Mesa Charter and the Reorganized Mesa bylaws and (ii) such Debtor's articles or certificate of incorporation or bylaws (or other formation documents) as amended pursuant to this Plan.

    From and after the Effective Date, the Reorganized Debtors shall continue to engage in business, and the Liquidating Debtors shall continue to engage in business only to the extent reasonably necessary to wind up their affairs in an orderly manner and make the distributions under this Plan, or enter into Alternative Transactions to the extent necessary for the purpose of avoiding unnecessary costs and expenses associated with a potential liquidation or as they deem appropriate for other purposes so long as not otherwise inconsistent with the Plan.

    Specifically with regard to the Liquidating Debtors, the Liquidating Debtors shall have full authority, and shall take any action necessary, to wind up the affairs, liquidate, transfer or abandon assets, and dissolve and terminate the existence of the Liquidating Debtors in a manner and in accordance with the best means to maximize assets and minimize expenses or costs

associated with such liquidation under applicable state laws and in accordance with the rights, powers and responsibilities conferred by the Bankruptcy Code, this Plan and any order of the Bankruptcy Court; *provided, however*, that the Reorganized Debtors may elect to forego any liquidation of the Liquidating Debtors if they determine, in their sole discretion prior to or after the Effective Date, that costs and expenses associated with liquidation would outweigh the benefits of maintaining the corporate existence of such Liquidating Debtors or entering into an Alternative Transaction.

The actions necessary to effect the Alternative Transactions may include: (i) the execution and delivery of appropriate agreements or other documents of merger, amalgamation, consolidation, restructuring, conversion, disposition, transfer, arrangement, continuance, dissolution, sale, purchase or liquidation containing terms that are consistent with the terms of the Plan and that satisfy the applicable requirements of applicable law and any other terms to which the applicable Debtors, Reorganized Debtors, or Liquidating Debtors may agree; (ii) the execution and delivery of appropriate instruments of transfer, assignment, assumption or delegation of any asset, property, right, liability, debt or obligation on terms consistent with the terms of the Plan and having other terms for which the applicable parties agree; (iii) the filing of appropriate certificates or articles of incorporation, reincorporation, merger, consolidation, conversion, amalgamation, arrangement, continuance or dissolution pursuant to applicable state or provincial law; and (iv) all other actions that the applicable Debtors, Reorganized Debtors determine to be necessary or appropriate, including making filings or recordings that may be required by applicable law in connection with the Alternative Transactions. If and to the extent necessary, any controlling organization or formation documents or agreements for the Reorganized Debtors or Liquidating Debtors shall be deemed amended to authorize the foregoing.

Subject to Articles 5, 6 and 7 hereof, the Reorganized Debtors shall continue such business, and the Liquidating Debtors shall maintain operations as provided above, without supervision by the Bankruptcy Court and free of any restrictions under the Bankruptcy Code or the Bankruptcy Rules. The Reorganized Debtors and the Liquidating Debtors shall be authorized, without limitation, to use and dispose of the Estate Assets of the Reorganized Debtors and the Liquidating Debtors, as applicable, to acquire and dispose of other property, to insure the Estate Assets of the Reorganized Debtors and the Liquidating Debtors, to borrow money, to employ and compensate Agents, to reconcile and object to Claims, to enter into Alternative Transactions, and to make distributions to Creditors in accordance with the Plan.

As set forth in Section 7.8 hereof, the Debtors shall assume the US Airways Code-Share Agreement (as modified by the US Airways Tenth Amendment) and the United Code-Share Agreement pursuant to Section 365 of the Bankruptcy Code, effective as of the Effective Date. The US Airways Code-Share Agreement will be assumed as modified by the US Airways Tenth Amendment pursuant to a separate motion and presented to the Court for approval on November 18, 2010. The United Code-Share Agreement will be assumed pursuant to Section 7.8 of the Plan. As part of their ongoing businesses, the Reorganized Debtors shall continue to operate their fleet of aircraft, including those aircraft related to the US Airways Amended Code-Share Agreement (including the US Airways Tenth Amendment) and the United Code-Share Agreement.

5.1.1   Intercompany Claims. On the Effective Date, or as soon thereafter as is practicable, all Intercompany Claims will be reinstated in full or in part or cancelled, discharged in full or in part or contributed, distributed or otherwise transferred between and among the Debtors in full or in part, in each case, to the extent determined appropriate by the Post-Effective Date Debtors.

5.2   Management.

5.2.1   Reorganized Mesa Air Group. Reorganized Mesa Air Group shall be operated and governed in accordance with the Reorganized Mesa Charter Documents. The existing officers of Mesa Air Group shall remain in their existing positions. As set forth in Section 7.10 hereof, the Key Employment Agreements and the related guarantees thereof shall be deemed assumed, as amended, effective as of the Effective Date. The initial board of directors of Reorganized Mesa Air Group shall consist of a nine (9) members. The Committee shall select six (6) members and the Debtors shall select three (3) members. The initial board members of Reorganized Mesa Air Group will be identified in the Plan Supplement. The appointment of the initial board members of the Reorganized Debtors shall be deemed to be in compliance with any restrictions, if any, in the Code-Share Agreements and/or other key contracts of the Debtors and all applicable Federal regulations restricting the level of ownership/control in a United States air carrier by Non-U.S. Citizens. Each of the directors and officers of Reorganized Mesa Air Group shall serve in accordance with applicable non-bankruptcy law and the Reorganized Mesa Charter Documents, as the same may be amended from time to time. From and after the Effective Date, the directors and officers of Reorganized Mesa Air Group shall be selected and determined in accordance with the provisions of applicable law and the Reorganized Mesa Charter Documents.

5.2.2   Other Debtors. The existing officers of the other Debtors (other than Mesa Air Group) shall remain in their existing positions. The initial directors of such other Debtors shall be selected and identified by the Debtors and the Committee in the Plan Supplement and subject to any related restrictions, if any, in the Code-Share Agreements and/or other key contracts of the Debtors and in compliance with all applicable Federal regulations restricting the level of ownership in a United States air carrier by Non-U.S. Citizens. Each of the directors and officers of the Debtors (other than Mesa Air Group) shall serve in accordance with applicable non-bankruptcy law and the Post-Effective Date Debtors' Charter Documents, as the same may be amended from time to time. From and after the Effective Date, the directors and officers of the Reorganized Debtors and the Liquidating Debtors shall be selected and determined in accordance with the provisions of applicable law and the Post-Effective Date Debtors' Charter Documents.

Upon the Effective Date, and without any further action by the shareholders, directors and/or officers of the Reorganized Debtors and the Liquidating Debtors, the Post-Effective Date Debtors' Charter Documents shall be deemed amended (a) to the extent necessary, to incorporate the provisions of the Plan, and (b) to prohibit the issuance by the Reorganized Debtors and the Liquidating Debtors of nonvoting securities to the extent required under Section 1123(a)(6) of the Bankruptcy Code, subject to further amendment of such Charter Documents as permitted by applicable law.

5.2.3   Management Notes and Management Equity Pool. On or as soon as practicable after the Effective Date, Reorganized Mesa Air Group shall issue the Management Notes to selected members of the Debtors' management in place on and after the Effective Date, other than the amounts of Management Notes to be issued to Jonathan G. Ornstein and Michael J. Lotz, the Reorganized Board shall determine the manner in which the remaining Management Notes are allocated. Reorganized Mesa Air Group shall also issue shares of New Common Stock out of the Management Equity Pool to selected members of the Debtors' management in place on and after the Effective Date in amounts to be determined by the Reorganized Board, provided, however, that the minimum amount of New Common Stock to be issued to Jonathan G. Ornstein and Michael J. Lotz shall be 3.75% and 2.25%, respectively. Messrs. Ornstein's and Lotz's New Common Stock shall be subject to a vesting schedule to be negotiated with the Committee and disclosed in the Plan Supplement. The shares of New Common Stock issued pursuant to the Management Equity Pool shall be subject to the terms and restrictions set forth in the Shareholders Agreement.

5.2.4   Corporate Action. On the Effective Date, the adoption, filing, approval and ratification, as necessary, of all corporate or related actions contemplated under the Plan with respect to each of the Reorganized Debtors and the Liquidating Debtors shall be deemed authorized and approved in all respects. Without limiting the foregoing, such actions may include: (i) the adoption and filing of the Reorganized Mesa Charter Documents and/or the Post-Effective Date Charter Documents; (ii) the election or appointment, as the case may be, of directors and officers for the Reorganized Debtors and the Liquidating Debtors; and (iii) the issuance of the Restructured Equity, and the New Notes.

All matters provided for herein involving the corporate structure of any Debtor, Reorganized Debtor, or Liquidating Debtor, or any corporate action required by any Debtor, Reorganized Debtor or Liquidating Debtor in connection with the Plan, shall be deemed to have occurred and shall be in effect, without any requirement of further action by the equity holders, directors or officers of such Debtor, Reorganized Debtor, or Liquidating Debtor or by any other stakeholder.

On or after the Effective Date, the appropriate officers of each Reorganized Debtor and Liquidating Debtor and members of the board of directors (or equivalent body) of each Reorganized Debtor and Liquidating Debtor are authorized and directed to issue, execute, deliver, file and record any and all agreements, documents, securities, deeds, bills of sale, conveyances, releases and instruments contemplated by the Plan in the name of and on behalf of such Reorganized Debtor or Liquidating Debtor and take such actions as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan.

5.3   Funding On and After the Effective Date. Funding for the Reorganized Debtors and the Liquidating Debtor from and after the Effective Date shall be provided by cash on hand, proceeds from operations and disposition, if any, of assets, Post-Effective Date Financing, if necessary, and such other sources as the Reorganized Debtors and Liquidating Debtors determine appropriate.

5.4   No Substantive Consolidation. Nothing in this Plan is intended to substantively consolidate the Estates of the Debtors, and each such entity shall maintain its separate existence and its separate and distinct Estate Assets.

5.5   Revesting of Estate Assets. Upon the Effective Date, the Reorganized Debtors and Liquidating Debtors shall be vested with all right, title and interest in the applicable respective Estate Assets of the Debtors, and such property shall become the property of the Reorganized Debtors and Liquidating Debtors, as applicable, free and clear of all Claims, Liens, charges, other encumbrances and Interests, except as set forth in this Plan. For the avoidance of doubt, each Reorganized Debtor and Liquidating Debtor shall be vested on the Effective Date with the particular Estate Assets belonging to that Debtor prior to the Effective Date, including any Interests in other Debtors.

5.6   Retained Claims and/or Defenses. As additional consideration to General Unsecured Creditors, the Debtors waive the right to pursue Avoidance Actions, pursuant to Section 547 of the Bankruptcy Code. Unless any Causes of Action and Defenses are expressly waived, relinquished, released, compromised, or settled in the Plan , any Final Order, or the US Airways Tenth Amendment (including, without limitation, the Confirmation Order), the Debtors, the Reorganized Debtors, and the Liquidating Debtors expressly reserve all such Causes of Action and Defenses for later adjudication by the Reorganized Debtors and Liquidating Debtors, as applicable, including, but not limited to the any Causes of Action listed on **Exhibit C** hereto. The reservation set forth in this Section 5.6 shall include, without limitation, a reservation by the Debtors, the Reorganized Debtors, and the Liquidating Debtors of any Causes of Action and Defenses not specifically identified in the Plan or Disclosure Statement, or of which the Debtors and/or the Restructured Unsecured Equity Holders may presently be unaware, or which may arise or exist by reason of additional facts or circumstances unknown to the Debtors and/or the Restructured Unsecured Equity Holders at this time or facts or circumstances that may change or be different from those that the Debtors and/or the Restructured Unsecured Equity Holders now believe to exist and, therefore, no preclusion doctrine, including, without limitation, the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, waiver, estoppel (judicial, equitable or otherwise), or laches will apply to such Causes of Action and Defenses upon or after the Confirmation of the Plan based on the Disclosure Statement, the Plan or the Confirmation Order, except where such Causes of Action and Defenses have been expressly waived, relinquished, released, compromised, or settled in the Plan or a Final Order. Following the Effective Date, the Reorganized Debtors and Liquidating Debtors may assert, compromise or dispose of any Causes of Action and Defenses without further notice to Creditors or authorization of the Bankruptcy Court. Notwithstanding the foregoing or anything to the contrary elsewhere in this Plan, nothing in this Plan or the Confirmation Order shall prejudice or affect (1) any rights of any Person to assert Claims, including Administrative Claims, against the Debtors, the Reorganized Debtors, the Liquidating Debtors, the Estates, or any transferee thereof, by way of offset, recoupment, or counterclaim to the extent permitted by applicable law; and/or (2) any defense to any Causes of Action and Defenses or any other claims asserted by the Debtors, the Reorganized Debtors, the Liquidating Debtors, the Estates, or any transferee thereof.

5.7   Issuance of Restructured Equity and New Notes; Shareholders Agreement.
On the Effective Date, the Reorganized Debtors and Liquidating Debtors shall be authorized

and directed to take any and all necessary and appropriate actions to issue and deliver the Restructured Equity and the New Notes in accordance with this Plan. The Restructured Equity shall be issued in the form of New Common Stock and New Warrants. The Restructured Unsecured Equity shall represent 80% of the ownership interests in Reorganized Mesa Air Group (after giving effect to the shares of New Common Stock issuable under the Management Equity Pool and to US Airways). Any holder of shares of New Common Stock, whether such holder acquires such shares (i) as of the Effective Date, (ii) subsequent to the Effective Date as a result of the issuance of additional shares of New Common Stock on account of Allowed Claims, (iii) upon exercise of New Warrants issued as of the Effective Date, or (iv) upon the exercise of New Warrants issued subsequent to the Effective Date on account of Allowed Claims, shall be required to enter into the Shareholders Agreement. The term of the Shareholders Agreement shall be the earlier of (a) the exercise of 80% or more of the New Warrants issued under the Plan, (b) three (3) years following the Efective Date, or (c) following an initial offering of New Common Stock of Reorganized Mesa Air Group; provided, that such term may be extended by a particular holder of New Common Stock with respect to such holder by written notice of such holders to Reorganized Mesa Air Group, which such notice should be acknowledged by Reorganized Mesa Air Group. The Shareholder Agreement shall require a holder to vote all shares of New Common Stock of the Company registered in their respective names or beneficially owned by them, and any transferee thereof, in accordance with a majority of the Board of Directors of Reorganized Mesa Air Group on such matters thereafter requiring or submitted for shareholder approval, *provided, however,* that such voting requirement shall only apply to those shares of New Common Stock that exceed such holder's Estimated Initial Pro Rata Share of Restructured Unsecured Equity. For purposes of example only, if a holder of an Allowed Claim that is entitled to receive shares of New Common Stock on the Effective Date equal ten percent (10%) of Restructured Unsecured Equity (*i.e.*, 1,000,000 shares based on 10,000,000, shares reserved for issuance under the Plan) and on such date only 3,000,000 shares of New Common Stock are actually issued and outstanding, then such holder shall be required to vote 700,000 of the 1,000,000 shares held by such holder in accordance with the Shareholders Agreement and shall be free to vote the remaining 300,000 shares (*i.e.*, 10% of the 3,000,000 shares issued and outstanding) in its sole discretion. The restrictions set forth in the Shareholder Agreement shall not apply to transferees of New Common Stock following an initial public offering of Reorganized Mesa Air Group.

The terms of the New Notes shall be subject to the terms and conditions of the Plan and set forth in greater detail in the New Notes Indenture and related documents to be submitted as part of the Plan Supplement. Other than the principal amount, the terms of the New 8% Notes (Series A), the New 8% Notes (Series B), the Management Notes, and the US Airways Note shall be identical except (a) the Management Notes shall be subordinated to the New 8% Notes (Series A), the New 8% Notes (Series B) and the US Airways Note, and (b) the New 8% Notes (Series A), the New 8% Notes (Series B), and the US Airways Notes shall be subject to priority prepayment upon the occurrence, if ever, of a Spirit Liquidity Event as set forth herein (and as will be described in greater detail in the New Notes Indenture).

The Reorganized Mesa Charter shall include restrictions on transfers of the Restructured Equity (including shares issuable upon exercise of the New Warrants) (i) to Non-U.S. Citizens, (ii) that would result in Reorganized Mesa Air Group having 500 or greater

holders of record and therefore becoming subject to the reporting obligations under the Securities Exchange Act of 1934, as amended, (iii) that would result in a change in control of Reorganized Mesa Air Group under its then existing Code-Share Agreements, and (iv) that would result in the loss of Reorganized Mesa Air Group's net operating loss; *provided, however,* in the event that the Reorganized Board determines to list Reorganized Mesa Air Group on a public exchange or the Reorganized Debtors otherwise become subject to the reporting obligations under the Securities Exchange Act of 1934, then the restrictions of subsection (ii) shall not apply.

The New Common Stock when issued or distributed as provided in the Plan, will be duly authorized, validly issued and, if applicable, fully paid and nonassessable. Each distribution and issuance of such New Common Stock shall be governed by the terms and conditions set forth in the Plan applicable to such distribution or issuance and by the terms and conditions of the instruments evidencing or relating to such distribution or issuance, which terms and conditions shall bind each Person receiving such distribution or issuance.

The Debtors (and each of their respective affiliates, agents, directors, officers, members, managers, employees, advisors, and attorneys) have, and upon Confirmation of the Plan shall be deemed to have, participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code and applicable law with regard to the distribution of the New Common Stock and the New Warrants under the Plan (including, without limitation, any awards made under the Management Equity Pool), and therefore are not, and on account of such distributions will not be, liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or such distributions made pursuant to the Plan. Upon entry of the Confirmation Order, all provisions of the Plan addressing distribution of the New Common Stock and New Warrants shall be deemed necessary and proper.

5.8   Securities Law and Air Carrier Regulatory Matters. It is integral and essential to the Plan that (i) the issuance of the Restructured Equity pursuant to this Plan shall be exempt from registration under the Securities Act, pursuant to Section 1145 of the Bankruptcy Code and from registration under state securities laws, and (ii) the Debtors shall be in compliance with any and all applicable Federal statutes and regulations restricting the level of ownership of a United States air carrier by Non-U.S. Citizens. Any Restructured Equity issued to an "affiliate" of the Debtors within the meaning of the Securities Act or any Person the Debtors reasonably determined to be an "underwriter" within the meaning of the Securities Act, and which does not agree to resell such securities only in "ordinary trading transactions," within the meaning of Section 1145(b)(1) of the Bankruptcy Code, shall be subject to such transfer restrictions and bear such legends as shall be appropriate to ensure compliance with the Securities Act. In addition, under Section 1145 of the Bankruptcy Code any securities contemplated by the Plan, including without limitation, the shares of New Common Stock, will be freely tradable by the recipients thereof, subject to (i) the provisions of Section 1145(b)(1) of the Bankruptcy Code relating to the definition of an underwriter in Section 2(a)(11) of the Securities Act, and compliance with any rules and regulations of the Securities and Exchange Commission, if any, applicable at the time of any future transfer of such securities or instruments; (ii) the restrictions, if any, on the transferability of such securities and instruments; and (iii) applicable regulatory approval. Further, the New Common Stock and

New Warrants shall be subject to certain restrictions and limitations as set forth in the Reorganized Mesa Charter Documents to ensure compliance with applicable Federal regulations relating to air carriers. Nothing in this Plan is intended to preclude the Securities and Exchange Commission or any other governmental agency from exercising its police and regulatory powers relating to the Debtors or any other entity.

So long as (i) any New 8% Notes (Series A) are outstanding (unless defeased in a legal defeasance), (ii) any New 8% Notes (Series B) are outstanding (unless defeased in a legal defeasance), (iii) the US Airways Note is outstanding (unless defeased in a legal defeasance), or (iv) any shares of New Common Stock are outstanding, Reorganized Mesa Air Group will have its annual financial statements audited by a nationally recognized firm of independent accountants and will provide interim financial statements to the holders of New Notes, New Common Stock, and New Warrants within 120 days after the end of each fiscal year of Reorganized Mesa Air Group and within 60 days after the end of each of the first three fiscal quarters of each fiscal year of Reorganized Mesa Air Group, quarterly and annual financial statements prepared in accordance with GAAP that would be required to be contained in a filing with the SEC Forms 10-Q and 10-K if Reorganized Mesa Air Group were required to file those Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the annual financial statements by Reorganized Mesa Air Group's certified independent accountants. To the extent that Reorganized Mesa Air Group does not file such information with the SEC, Reorganized Mesa Air Group will distribute (or cause the Trustee to distribute in the case of the New Notes) such information and such reports electronically to (a) any Holder of the New Notes, or shares of New Common Stock or New Warrants, (b) any beneficial owner of New Notes, New Common Stock, or New Warrants who provides its email address to Reorganized Mesa Air Group and certifies that it is a beneficial owner thereof, (c) to any prospective investor who provides its email address to Reorganized Mesa Air Group or (d) any securities analyst who provides its email address to Reorganized Mesa Air Group and certifies that it is a securities analyst. US Airways shall be entitled to such other information as is required to be distributed under the terms of the US Airways Investor Rights Agreement.

5.9   Restrictions on Resale of Securities to Protect Net Operating Losses. To avoid adverse federal income tax consequences resulting from an ownership change (as defined in Section 382 of the Tax Code), the articles of incorporation of Reorganized Mesa Air Group, which shall be subject to approval by the Committee and US Airways, shall restrict the transfer of (i) Restructured Equity and (ii) Claims prior to their Allowance without the consent of the Reorganized Board for three (3) years after the Effective Date, such that (a) no holder of 5.0% or more of the equity of Reorganized Mesa Air Group may transfer any Restructured Equity, (b) no transfer will be permitted if it would cause the transferee to hold 4.75% or more of the Restructured Equity of Reorganized Mesa Air Group (as determined in accordance with Section 382 of the Tax Code), (c) no transfer will be permitted if it would increase the percentage Restructured Equity ownership of any person who already holds 4.75% or more of the Restructured Equity of Reorganized Mesa Air Group (as determined in accordance with Section 382 of the Tax Code), and (d) no transfer of a Claim will be permitted if it would cause the transferee to hold 4.75% or more of Restructured Equity upon the Allowance of such Claim (as determined in accordance with Section 382 of the Tax Code), except as may be otherwise agreed to by Reorganized Board (treating all holders of New Common Stock similarly) if it determines

in its reasonable discretion that such restrictions are not necessary to preserve the value of the Reorganized Debtors' NOLs. The articles of incorporation shall further provide for a phase-out of the preceding transfer restrictions following an initial public offering of Reorganized Mesa Air Group.

5.10 Miscellaneous.

5.10.1   Cancellation of Existing Notes, Securities and Agreements. Except to the extent reinstated or unimpaired under the Plan, as of the Effective Date and subject to the surrender requirements (if applicable) set forth in Section 6.11 hereof, the Notes and the Indentures shall be cancelled and deemed null and void and of no further force or effect without any further action on the part of the Bankruptcy Court, the Debtors, or any other person; *provided, however,* that the cancellation of the Indentures (i) shall not impair the rights of holders of the Notes under the Plan; (ii) shall not impair the rights of the Indenture Trustees under the Indentures and the Plan, including the right of the Indenture Trustees to enforce the Indenture Trustees' liens under the Indentures; and (iii) shall not impair the Debtors' indemnification obligations under the Indentures.

5.10.2   Tax Identification Numbers/Citizenship Status The Post-Effective Date Debtors may require any Creditors to furnish their social security number, employer or taxpayer identification number, or a Citizenship Declaration and the Post-Effective Date Debtors may condition any distribution upon receipt of such identification number and supporting documentation (including, without limitation, an IRS Form W-9 in the case of a U.S. Person or other appropriate form in the case of a Foreign Person) or a certification of citizenship status.

5.10.3   Committee. On the Effective Date, the Committee shall be dissolved and the members of the Committee shall be released and discharged from any further authority, duties, responsibilities, liabilities and obligations related to, or arising from, the Chapter 11 Cases, except that the Committee shall continue in existence and have standing and capacity to prepare and prosecute (i) applications or objections for the payment of fees and reimbursement of expenses incurred by the Committee or any of the estates' Professionals, and (ii) any motions or other actions seeking enforcement or implementation of the provisions of this Plan or the Confirmation Order or pending appeals of Orders entered in the Chapter 11 Cases.

On the Effective Date, there shall be formed a Post-Effective Date Committee with its duties limited to the oversight of certain actions of the Reorganized Debtors, which actions shall remain the sole responsibility of the Reorganized Debtors, including: (a) overseeing the General Unsecured Claims' reconciliation and settlement process conducted by or on behalf of the Reorganized Debtors pursuant to the Settlement Procedures Order or Aircraft Rejection Damages Claim Settlement Procedures, as applicable; (b) overseeing (i) the establishment and (ii) the maintenance of the Distribution Reserve; (c) overseeing the distributions to the holders of General Unsecured Claims under this Plan; (d) appearing before and being heard by the Bankruptcy Court and other Courts of competent jurisdiction in connection with the above duties; and (e) such other matters as may be agreed upon between the Reorganized Debtors and the Post-Effective Date Committee or specified in this Plan. The Post-Effective Date Committee shall consist of not less than three nor more than five members to be appointed by

the Creditors' Committee and may adopt by-laws governing its conduct. For so long as the claims reconciliation process shall continue, the Reorganized Debtors shall make regular reports to the Post-Effective Date Committee as and when the Reorganized Debtors and the Post-Effective Date Committee may reasonably agree upon. The Post-Effective Date Committee may employ, without further order of the Court, professionals to assist it in carrying out its duties as limited above, including any professionals retained in these Reorganization Cases, and the Reorganized Debtors shall pay the reasonable costs and expenses of the Post-Effective Date Committee, including reasonable professional fees, in the ordinary course without further order of the Court. In the event that, on the Effective Date, an objection to any Claim by the Creditors Committee is pending, the Post-Effective Date Committee shall have the right to continue prosecution of such objection.

5.10.4 Final Decree. At any time following the Effective Date, the Post-Effective Date Debtors shall be authorized to file a motion for the entry of a final decree closing the Chapter 11 Cases pursuant to Section 350 of the Bankruptcy Code.

ARTICLE 6
PROVISIONS GOVERNING DISTRIBUTIONS

6.1 Distributions by the Debtors. The Debtors shall administer Claims and make distributions in respect of Allowed Claims; *provided, however*, the Debtors may elect to designate and/or retain a third party to serve as disbursing agent without the need for any further order of the Bankruptcy Court.

6.2 Distributions on Account of Claims Allowed as of the Effective Date. Except as otherwise provided herein, a Final Order, or as agreed by the relevant parties, distributions on account of Allowed Claims that become Allowed prior to the Effective Date shall be made by the Debtors on or as soon as reasonably practicable after the Effective Date.

6.3 Estimation. In order to establish reserves under this Plan and avoid undue delay in the administration of these Chapter 11 Cases, the Debtors, the Reorganized Debtors, and the Liquidating Debtors, in consultation with the Committee or the Post-Effective Date Committee, shall have the right to seek an order of the Bankruptcy Court pursuant to Section 502(c) of the Bankruptcy Code, estimating the amount of any Claim.

6.4 Distributions on Account of Claims Allowed After the Effective Date.

6.4.1 Distribution Record Date. On the Distribution Record Date, the claims register shall be closed and any transfer on any Claim therein shall be prohibited. The Debtors, any party designated by the Debtors, and the Indenture Trustees shall be authorized and entitled to recognize and deal for all purpose under the Plan with only those record holders stated on the claims register or other similar ledger regarding the Notes, as applicable, as of the close of business on the Distribution Record Date.

6.4.2 Distributions on Account of Disputed Claims and Estimated Claims. Except as otherwise provided herein, a Final Order, or as agreed by the relevant parties, distributions on account of Disputed Claims and Estimated Claims that become Allowed after

the Effective Date shall be made by the Post-Effective Date Debtors, in consultation with the Post-Effective Date Committee, at such periodic intervals as such entities determine to be reasonably prudent.

6.4.3   Distributions of New Common Stock and New Warrants. The Debtors will distribute (i) New Common Stock to the holders of Allowed Class 3 Claims and Allowed Class 5 Claims that are U.S. Citizens and (ii) New Warrants to all holders of Allowed Class 3 Claims or Allowed Class 5 Claims that are Non-U.S. Citizens. To effectuate distributions in accordance with the federal law restrictions and the Plan, the Debtors will send a Citizenship Declaration to the holders of Class 3 Claims and Class 5 Claims that will require them to provide and verify the following information: (i) name of Creditor, (ii) amount of Allowed Claim, and (iii) whether such person or entity is a U.S. Citizen or Non-U.S. Citizen as defined by title 49 of the United States Code. If any holder of a Class 3 Claim or Class 5 Claim does not return a properly completed Citizenship Declaration prior to the deadline set forth therein, the holder of such Class 3 Claim or Class 5 Claim will be deemed to be a Non-U.S. Citizen and will receive New Warrants on account of such Claims.

6.4.4   Distributions on account of Noteholder Claims.

(a)   Distributions on account of Noteholder Claims. Distributions on account of 2012 Noteholder Claims, 2023 Noteholder Claims, and 2024 Noteholder Claims shall be made to the applicable Indenture Trustee for the 2012 Notes, 2023 Notes, and 2024 Notes, respectively, to be applied in accordance with the applicable Indentures.

(b)   Indenture Trustee Fees and Expenses. The fair and reasonable fees and expenses of the Indenture Trustee and its professionals and provided for under each Indenture ,will be paid by the Debtors pursuant to the Confirmation Order on the later of the Effective Date or thirty (30) days following receipt of detailed documentation of such fees and expenses without the need for the Indenture Trustee to file an application for allowance. Upon payment of the fees and expense of the Indenture Trustee and its professionals in full, the Indenture Trustee will be deemed to have released its liens, including its charging lien against distributions to Noteholders, securing payment of its fees and expenses for all fees and expenses payable through the Effective Date.

6.4.5   No Distributions Pending Allowance. Notwithstanding anything herein to the contrary: (a) no distribution shall be made with respect to any Disputed Claim or Estimated Claim until such Claim becomes an Allowed Claim, and (b) unless determined otherwise by the Post-Effective Date Debtors, in consultation with the Post-Effective Date Committee, as applicable, no distribution shall be made to any Person that holds both an Allowed Claim and either a Disputed Claim or an Estimated Claims and Estimated Claims until such Person's Disputed Claims and Estimated Claims have been resolved by settlement or Final Order.

6.4.6   Objection Deadline. The Post-Effective Date Debtors shall file all objections to Disputed Claims, and shall file all motions to estimate Claims under Section 502(c) of the Bankruptcy Code, on or before the Claims Objection Deadline.

6.4.7 Disputed and Estimated Claims Reserve.

(a) Cash Reserve. On and after the Effective Date, the Post-Effective Date Debtors shall maintain in reserve such Cash as they estimate to be necessary to satisfy any Cash distributions required to be made to Creditors (other than Creditors in Class 3 and Class 5) under the Plan for Class 1, Class 2 and Class 4 Disputed Claims and Estimated Claims against the Debtors.

(b) Restructured Unsecured Equity / New 8% Notes (Series A) and New 8% Notes (Series B) Reserves. On or as soon as practicable after the Effective Date, the Post-Effective Date Debtors shall distribute to those holders of Allowed Claims that are entitled to receive Restructured Unsecured Equity, New 8% Notes (Series A) and/or New 8% Notes (Series B) on the Effective Date a distribution of each such holder's Estimated Initial Pro Rata Share of Restructured Unsecured Equity and Estimated Initial Pro Rata Share of New 8% Notes, respectively. With respect to any Disputed Claim or Estimated Claim that becomes an Allowed Claim entitled to receive Restructured Unsecured Equity, New 8% Notes (Series A) and/or New 8% Notes (Series B) after the Effective Date, on the next Distribution Date, as applicable, following the date on which such Disputed Claim or Estimated Claim becomes an Allowed Claim, the Post-Effective Date Debtors shall distribute to the holder of such Allowed Claim its Estimated Additional Pro Rata Share of Restructured Unsecured Equity and/or its Estimated Additional Pro Rata Share of New 8% Notes (Series A) and/or New 8% Notes (Series B), as applicable. On each Interim Distribution Date, the Post-Effective Date Debtors shall distribute to the holders of Restructured Unsecured Equity a True-Up Equity Distribution and/or to the holders of New 8% Notes (Series A) and/or New 8% Notes (Series B) a True-Up Note Distribution, as applicable. After all Disputed Claims and Estimated Claims have become Allowed Claims or otherwise been disallowed, on the Final Distribution Date, the Post-Effective Date Debtors shall make a final distribution of Restructured Unsecured Equity, New 8% Notes (Series A) and/or New 8% Notes (Series B) such that (i) each holder of Restructured Unsecured Equity (including any holder of an Allowed Claim who first becomes entitled to receive Restructured Unsecured Equity on such distribution date) has received its Actual Pro Rata Share of Restructured Unsecured Equity and (ii) each holder of New 8% Notes (Series A) and/or New 8% Notes (Series B) (including any holder of an Allowed Claim who first becomes entitled to receive New 8% Notes (Series A) and/or New 8% Notes (Series B) on such distribution date) has received its Actual Pro Rata Share of such Notes. The Reorganized Mesa Charter Documents shall be structured in a manner that authorizes the issuance of and/or reserve a sufficient number of Restructured Equity, to permit the distributions set forth above. For the avoidance of doubt, distributions of New 8% Notes (Series A) and/or New 8% Notes (Series B) to any Person holding a Disputed Claim or Estimated Claim against the Debtors that becomes an Allowed Claim after the Effective Date shall be made together with any and all interest and amounts accrued under the New 8% Notes (Series A) and/or New 8% Notes (Series B) from the Effective Date until the date of payment thereof.

6.4.8 Settling Disputed Claims.
The Post-Effective Debtors shall be authorized to settle, or withdraw any objections to any Disputed Claims following the Effective Date without further order of the Court, subject to the consent of the Post-Effective Date

Committee consistent with the terms of the Settlement Procedures Order or the Aircraft Rejection Damages Claim Settlement Procedures, as applicable.

6.5   Distributions in Cash. The Post-Effective Date Debtors shall make any required Cash payments to the holders of Allowed Claims: (X) in U.S. dollars by check, draft or warrant, drawn on a domestic bank selected by the Post-Effective Date Debtors in their sole discretion, or by wire transfer from a domestic bank, at the applicable foregoing entity's option, and (Y) by first-class mail (or by other equivalent or superior means as determined by the Post-Effective Date Debtors).

6.6   Undeliverable Distributions. If any distribution under the Plan is returned as undeliverable, no further distributions to such Person shall be made unless and until the Post-Effective Date Debtors or other appropriate disbursing agent is notified in writing of such holder's then-current address, at which time the undelivered distributions shall be made to such holder without interest or dividends. Undeliverable distributions shall be returned to the Post-Effective Date Debtors until such distributions are claimed.

6.7   Unclaimed Distributions. Any entity that fails to claim any Cash within one hundred twenty (120) days from the date upon which a distribution of Cash is first made to such entity shall forfeit all rights to any distribution under the Plan, and the Post-Effective Date Debtors shall be authorized to cancel any distribution that is not timely claimed. Pursuant to Section 347(b) of the Bankruptcy Code, upon forfeiture, such Cash (including interest thereon, if any) shall revert to the Post-Effective Debtors free of any restrictions under the Plan, the Bankruptcy Code or the Bankruptcy Rules. Upon forfeiture, the claim of any Creditor with respect to such funds shall be discharged and forever barred notwithstanding any federal or state escheat laws to the contrary, and such Creditors shall have no claim whatsoever against the Debtors or the Post-Effective Date Debtors.

6.8   Setoff. Nothing contained in this Plan shall constitute a waiver or release by the Debtors of any right of setoff or recoupment the Debtors may have against any Creditor. To the extent permitted by applicable law, the Post-Effective Date Debtors may setoff or recoup against any Claim and the payments or other distributions to be made under the Plan in respect of such Claim, claims of any nature whatsoever that arose before the Petition Date that the Debtors may have against the holder of such Claim or Interest. Notwithstanding the foregoing or anything to the contrary elsewhere in the Plan, nothing in this Plan or the Confirmation Order shall prejudice, affect, or limit (1) any rights of any Person to assert or effectuate rights of setoff under section 553 of the Bankruptcy Code or otherwise assert Claims, including Administrative Claims, against the Debtors, the Reorganized Debtors, the Liquidating Debtors, the Estates, or any transferee thereof, by way of offset, recoupment, or counterclaim to the extent permitted by applicable law; or (2) any defense to any Causes of Action and Defenses or any other claims asserted by the Debtors, the Reorganized Debtors, the Liquidating Debtors, the Estates, or any transferee thereof.

6.9   Taxes. Pursuant to Section 346(f) of the Bankruptcy Code, the Post-Effective Date Debtors shall be entitled to deduct any federal, state or local withholding taxes from any Cash payments made with respect to Allowed Claims, as appropriate. The Post-Effective Date Debtors shall be authorized to take all actions necessary to comply with applicable withholding

and recording requirements. Notwithstanding any other provision of this Plan, each holder of an Allowed Claim that has received a distribution of Cash shall have sole and exclusive responsibility for the satisfaction or payment of any tax obligation imposed by any governmental unit, including income, withholding and other tax obligation, on account of such distribution. For tax purposes, distributions received in respect of Allowed Claims will be allocated first to the principal amount of such Claims, with any excess allocated to unpaid accrued interest, if any.

6.10 De Minimis Distributions. If any interim distribution under the Plan to the holder of an Allowed Claim would be less than $100.00 or a fractional number of New Common Stock or New Warrants, the Post-Effective Date Debtors may withhold such distribution until the next Interim Distribution Date or the final distribution, as applicable, is made to such holder. If any final distribution under the Plan to the holder of an Allowed Claim would be less than $25.00, the Post-Effective Debtors may cancel such distribution. Any unclaimed distributions pursuant to this Section 6.10 shall be treated as unclaimed property under Section 6.7 of the Plan.

6.11 Surrender of Notes and Other Instruments. Unless waived by the Debtors, as a condition to receiving any distribution pursuant to the Plan, each Person holding an instrument evidencing an existing Claim against a Debtor, including, without limitation, any Note, in which case the applicable Note shall be surrendered to the applicable Indenture Trustee, or in the event such Note is held in the name of, or by a nominee of, the Depository Trust Company, the Debtors shall follow the applicable procedures of the Depository Trust Company for book-entry transfer of the applicable Notes to applicable Indenture Trustee, must surrender such instrument or Note or an affidavit of loss and indemnity satisfactory to the Post-Effective Date Debtors or other applicable distribution agent; *provided that*, in the event such Person fails to surrender such instrument within one year of the Effective Date, that Person shall be deemed to have forfeited his, her or its right to receive any distribution under the Plan on account of the subject Claim and such Person shall be forever barred from asserting any such Claim against the Debtors or the Post-Effective Date Debtors or their property; and provided further that, in such event as described above, any Restructured Unsecured Equity, together with any dividends or interest that may be attributable thereto, held for distribution on account of such Claim shall revert to Reorganized Mesa Air Group, notwithstanding any federal or state escheat laws to the contrary. Notwithstanding any of the foregoing, the provisions in the operative agreements and documents governing the Notes relating to the surrender and cancellation of such Notes shall continue to bind and govern such matters in the case of the Notes as of the Effective Date.

6.12 Fractional Shares. No fractional shares or number of the Restructured Unsecured Equity shall be issued or distributed under the Plan. The actual distribution of shares or number of the Restructured Unsecured Equity shall be rounded to the next higher or lower whole number as follows: (i) fractions less than one-half (½) shall be rounded to the next lower whole number and (ii) fractions equal to or greater than one-half (½) shall be rounded to the next higher whole number. The total amount of shares or number of Restructured Unsecured Equity to be distributed hereunder shall be adjusted as necessary to account for such rounding. No consideration shall be provided in lieu of fractional shares or numbers that are rounded down.

ARTICLE 7
EXECUTORY CONTRACTS AND UNEXPIRED LEASES
AND OTHER AGREEMENT/PROGRAM MATTERS

      7.1   **Assumption.** On the Effective Date, pursuant to Section 1123(b)(2) of the Bankruptcy Code, the Post-Effective Date Debtors will assume the executory contracts and unexpired leases of the Debtors that: (a) have been expressly identified in the Plan Supplement for assumption (together with any additions, deletions, modifications or other revisions to such exhibit as may be made by the Debtors prior to the Effective Date), and (b) are specified in this Article 7 of the Plan. Each executory contract and unexpired lease listed in the Plan Supplement shall include any modifications, amendments and supplements to such agreement, whether or not listed in the Plan Supplement.

      7.2   **Rejection.** Except as set forth in this Article 7 of the Plan, on the Effective Date, pursuant to Section 1123(b)(2) of the Bankruptcy Code, the Debtors will reject any and all executory contracts and unexpired leases of the Debtors otherwise not identified in Section 7.1, including, without limitation, those executory contracts and unexpired leases expressly identified for rejection in the Plan Supplement (together with any additions, deletions, modifications or other revisions to such exhibit as may be made by the Debtors prior to the Effective Date); *provided*, *however*, that all executory contracts and unexpired leases that have been assumed by the Debtors pursuant to orders entered by the Bankruptcy Court in the Chapter 11 Cases prior to the Effective Date shall ___not___ be deemed rejected. Any Person asserting any Claim for damages arising from the rejection of an executory contract or unexpired lease of the Debtors under this Plan shall file such Claim on or before the Rejection Claim Bar Date, or be forever barred from: (a) asserting such Claim against the Debtors, the Reorganized Debtors, the Liquidating Debtors, or the Estate Assets, and (b) sharing in any distribution under the Plan.

      7.3   **Assumption Obligations.** The Post-Effective Date Debtors shall satisfy all Assumption Obligations, if any, by making a Cash payment in the manner provided in Section 2.2 of the Plan or as otherwise permitted by Section 365(b)(1)(B) of the Bankruptcy Code, equal to the amount specified in the Plan Supplement, <u>unless</u> an objection to such proposed amount is filed with the Bankruptcy Court and served on counsel to the Debtors on or prior to the date set by the Bankruptcy Court for filing objections to Confirmation of the Plan and the Bankruptcy Court, after notice and hearing, determines that the applicable Debtor is obligated to pay a different amount under Section 365 of the Bankruptcy Code, <u>in which case</u>, the applicable Debtor shall have the right to remove such executory contract or lease from the list of assumed contracts pursuant to Section 7.1 of the Plan, or, if following the Effective Date, file a motion within ten (10) days after such determination to seek an order of the Bankruptcy Court rejecting such executory contract or unexpired lease. Any Person that fails to object to the Assumption Obligation specified in the Plan Supplement on or prior to the date set by the Bankruptcy Court for filing objections to Confirmation of the Plan and/or other subsequent date(s) set by the Bankruptcy Court, as applicable, shall be forever barred from: (a) asserting any other, additional or different amount on account of such obligation against the Debtors, the Reorganized Debtors, the Liquidating Debtors, or the Estate Assets, and (b) sharing in any other, additional or different distribution under the Plan on account of such obligation.

Assumption Obligations under the Collective Bargaining Agreements will be governed by the provisions of Section 7.9 of the Plan.

7.4   Effect of Confirmation Order. The Confirmation Order shall constitute an order of the Bankruptcy Court: (i) approving, as of the Effective Date, the assumption or rejection by the Post-Effective Date Debtors pursuant to Sections 365(a) and 1123(b)(2) of the Bankruptcy Code, of all executory contracts and unexpired leases identified under this Article 7 of the Plan. The contracts and leases identified in this Plan will be assumed or rejected, respectively, only to the extent that such contracts or leases constitute pre-petition executory contracts or unexpired leases of the Debtors, and the identification of such agreements under this Plan does not constitute an admission with respect to the characterization of such agreements or the existence of any unperformed obligations, defaults, or damages thereunder. This Plan does not affect any executory contracts or unexpired leases that: (a) have been assumed, rejected or terminated prior to the Confirmation Date, or (b) are the subject of a pending motion to assume, reject or terminate as of the Confirmation Date.

7.5   Post-Petition Agreements. Unless inconsistent with the provisions of the Plan, all contracts, leases and other agreements entered into or restated by the Debtors on or after the Petition Date, or previously assumed by any of the Debtors prior to the Confirmation Date (or the subject of a pending motion to assume by either of the Debtors as of the Confirmation Date that is granted by the Bankruptcy Court), which have not expired or been terminated in accordance with their terms, shall be performed by the Debtors in the ordinary course of business and shall survive and remain in full force and effect following the Effective Date.

7.6   Modifications to Plan Supplement. The Debtors shall have the right, any time prior to the Effective Date, to make additions, deletions, modifications and/or other revisions to the identification of executory contracts and leases to be assumed or rejected by the Debtors; *provided, however*, that any party to such contract or lease or affected by such action shall be provided notice of such action and an opportunity to object, and if any objection is filed, such action will not be effective until such objection is resolved by the parties or by order of the Bankruptcy Court.

7.7   Code-Share Agreements. The Code-Share Agreements will be assumed either by separate motions or as provided in this Section. Upon assumption, the Code-Share Agreements shall vest in and be fully enforceable by the applicable Reorganized Debtor in accordance with its terms, except as modified by the provisions of this Plan or any order of the Bankruptcy Court previously entered with respect to such Code-Share Agreement. Nothing in this Plan or the Confirmation Order shall be deemed a violation of such Code-Share Agreements.

7.7.1   US Airways Code-Share Agreement. Notwithstanding anything in this Plan to the contrary, the Debtors will assume the US Airways Code-Share Agreement as modified by the US Airways Tenth Amendment (which as of November 23, 2010 was finalized) pursuant to a separate motion to be presented to the Court for approval in advance of confirmation of the Plan, and such assumption shall be subject to the conditions set forth in the US Airways Tenth Amendment. The assumption of the US Airways Code-Share Agreement as modified by the US Airways Tenth Amendment will be effective as of the Effective Date.

In consideration for the US Airways Tenth Amendment, US Airways shall receive (i) 10% of the New Common Stock of the Reorganized Mesa Air Group on a fully diluted basis, subject the Shareholders Agreement, and (ii) the US Airways Note.

7.7.2   United Code-Share Agreement. Notwithstanding anything in this Plan to the contrary, the United Code-Share Agreement shall be deemed assumed effective as of the Effective Date.

7.8   CRJ 700 Aircraft Leases and CRJ 900 Aircraft Leases. The CRJ 700 Aircraft Leases and CRJ 900 Aircraft Leases will be assumed as provided under Section 7 of the Plan. Upon assumption, the CRJ 700 Aircraft Leases and CRJ 900 Aircraft Leases shall vest in and be fully enforceable by the applicable Reorganized Debtor in accordance with the applicable terms of the foregoing leases.

7.9   Collective Bargaining Agreements. Notwithstanding anything in this Plan to the contrary, each Collective Bargaining Agreement shall be deemed assumed effective as of the Effective Date. Each Collective Bargaining Agreement assumed pursuant to this Section shall vest in and be fully enforceable by the applicable Post-Effective Date Debtor in accordance with its terms, except as modified by the provisions of this Plan or any order of the Bankruptcy Court previously entered with respect to such Collective Bargaining Agreement. The Assumption Obligations for each of the Collective Bargaining Agreements shall be satisfied by the Reorganized Debtors paying in the ordinary course all obligations arising under the Collective Bargaining Agreements, including grievance settlements and arbitration awards unless otherwise agreed between the Debtors and the counterparty to the Collective Bargaining Agreement.

7.10 Key Employment Agreements. Notwithstanding anything in this Plan to the contrary, each Key Employment Agreement shall be deemed assumed along with the guarantees thereof by the other Reorganized Debtors, each as modified pursuant to terms agreed upon between the Debtor, the Committee and the affected employee, effective as of the Effective Date. The guarantee of the Key Employment Agreements by Nilchii (a) shall be subordinate to the payment of the New 8% Notes (Series A), US Airways Notes, New 8% Notes (Series B), and Management Notes and (b) shall not be modified or increased beyond the obligations represented by Key Employee Agreements as in place on the Effective Date (US Airways is an intended third party beneficiary of this sentence with an independent right to enforce the terms hereof). The prepetition amounts in the Deferred Compensation Plan Accounts shall remain in place for the benefit of the employees for which such accounts were established. As a result of such assumption, the beneficiaries of such Key Employment Agreements will be paid certain incentive payments related to the postpetition period on the Effective Date as approved by the Committee. All other prepetition contingent claims (*i.e.*, those arising from the modification) of the officers that are parties to such agreements shall be deemed satisfied to the extent not satisfied by the Management Equity Pool. For certain key executives without employment agreements, the Debtors shall be authorized to pay further incentive payments on the Effective Date if and to the extent approved by the Committee. Each Key Employment Agreement and the guarantees thereof shall vest in and be fully enforceable by the applicable Reorganized Debtor in accordance with its terms, except as

modified by the provisions of this Plan or any order of the Bankruptcy Court previously entered with respect to such Key Employment Agreement.

7.11 ACE Insurance Program. Notwithstanding anything to the contrary in the Plan or Confirmation Order (including, without limitation, any other provision that (i) purports to be preemptory or supervening or grants an injunction or release or (ii) provides for an Administrative Claim Bar Date or requires a creditor to file an objection to proposed Assumption Obligations), on the Effective Date (a) the ACE Insurance Program and the Debtors' obligations thereunder shall be deemed and treated as executory contracts and assumed under the Plan by the Debtors pursuant to sections 365 and 1123(b)(2) of the Bankruptcy Code and shall continue as obligations of the Reorganized Debtors (b) the ACE Companies' claims under the ACE Insurance Program whether arising prior to the Petition Date, during the Chapter 11 Cases, or after the Effective Date (i) shall continue to be secured by any and all collateral and/or security provided by the Debtors in accordance with the terms and conditions of the ACE Insurance Program, (ii) shall be paid by and enforceable against the Reorganized Debtors in the ordinary course of business after the Effective Date pursuant to and in accordance with the terms and conditions of the ACE Insurance Program, (iii) shall not be discharged, impaired or released by the Plan or Confirmation Order, and (iv) shall be subject to all of the Debtors', the Reorganized Debtors' and the ACE Companies' rights, claims, defenses and remedies under the ACE Insurance Program and applicable non-bankruptcy law; (c) nothing in the Plan or Confirmation Order shall be construed as, or is, a determination as to coverage under the ACE Insurance Program and all rights of the Debtors, Reorganized Debtors, and the ACE Companies shall be preserved to seek or contest such coverage, as applicable; (d) nothing in the Plan or the Confirmation Order in any way: (i) precludes or limits the rights of the ACE Companies, the Debtors, or the Reorganized Debtors to contest and/or litigate with any party, including, without limitation, the Debtors, Reorganized Debtors, or the ACE Companies, as applicable, the existence, primacy and/or scope of available coverage under any alleged applicable policy under the ACE Insurance Program; (ii) alters the Debtors', Reorganized Debtors', and the ACE Companies' rights and obligations under the ACE Insurance Program or modifies the coverage provided thereunder; or (iii) alters the rights and obligations of the Debtors and the Reorganized Debtors under the ACE Insurance Program, including, without limitation, any duty to defend, at their own expense, against claims asserted under the ACE Insurance Program; and (e) the ACE Companies may administer, settle and/or pay workers' compensation claims covered by the ACE Insurance Program (regardless of whether such claims arose prior to or after the Petition Date) in the ordinary course pursuant to the terms of the ACE Insurance Program and applicable non-bankruptcy law without seeking or receiving the approval or consent of the Bankruptcy Court.

7.12 Debtors' Indemnification Obligations. Any obligations of the Debtors pursuant to their corporate charters and bylaws or agreements entered into any time prior to the Effective Date, to indemnify past and current directors, officers, employees and/or other Agents with respect to present and future actions, suits and proceedings against the Debtors or such directors, officers, employees and/or other Agents, based upon any act or omission by such individuals, shall not be discharged or impaired by confirmation of the Plan. Such obligations shall be deemed and treated as executory contracts to be assumed by the Debtors pursuant to the Plan and shall continue as obligations of the Post-Effective Date Debtors.

7.13 Post-Petition Aircraft Agreements. Notwithstanding anything in this Plan to the contrary, subject to the Debtors' right to terminate or reject any Post-Petition Aircraft Agreement pursuant to the terms of such Post-Petition Aircraft Agreement: (i) each Post-Petition Aircraft Agreement shall remain in place after the Effective Date, (ii) the Post-Effective Date Debtors shall continue to honor each such agreement according to its terms.

7.14 Customer Programs. Except as otherwise provided in the Plan, the Debtors and the Post-Effective Date Debtors, in their sole and absolute discretion, may honor, in the ordinary course of business, any and all of the Debtors' customer and loyalty programs, corporate incentive programs, travel credit programs, and similar and other customer-related programs, as such programs may be amended from time to time.


ARTICLE 8
CONDITIONS PRECEDENT


8.1 Conditions to Confirmation. The following are conditions precedent to confirmation of this Plan:

> (a) The Bankruptcy Court shall have entered a Final Order approving a Disclosure Statement with respect to this Plan in form and substance satisfactory to the Debtors; and

> (b) The Confirmation Order shall be in a form and substance acceptable to the Debtors and reasonably acceptable to the Committee.

8.2 Conditions to Effectiveness. The following are conditions precedent to the occurrence of the Effective Date:

> (a) The Confirmation Date shall have occurred;

> (b) The Confirmation Order shall be a Final Order;

> (c) No request for revocation of the Confirmation Order under Section 1144 of the Bankruptcy Code has been made, or, if made, remains pending;

> (d) The Debtors (in consultation with the Committee) shall have determined that all Disputed Claims and Estimated Claims have been sufficiently resolved or estimated so as to establish the Distribution Reserve;

> (e) All actions, documents and agreements necessary to implement the Plan shall have been effected or executed as determined by the Debtors in their sole and absolute discretion; and

> (f) The Debtors shall have received any authorization, consent, regulatory approval, ruling, letter, opinion or other documents that may be

necessary to implement this Plan or that is required by any law, regulation or order.

8.3   Waiver of Conditions. Conditions to Confirmation and the Effective Date may be waived, in whole or in part, by the Debtors at any time without notice, an order of the Bankruptcy Court, or any further action other than proceeding to Confirmation and consummation of the Plan.


ARTICLE 9
EFFECTS OF CONFIRMATION


9.1   Binding Effect. The rights afforded under the Plan and the treatment of all Claims and Interests under the Plan shall be the sole and exclusive remedy on account of such Claims against, and Interests in the Debtors, the Reorganized Debtors, the Liquidating Debtors, and the Estate Assets. The distributions made pursuant to this Plan shall be in full and final satisfaction, settlement, release and discharge of the Allowed Claims on account of which such distributions are made. Confirmation of the Plan shall bind and govern the acts of the Post-Effective Date Debtors and all holders of all Claims against, and Interests in the Debtors, whether or not: (i) a proof of Claim or proof of Interest is filed or deemed filed pursuant to Section 501 of the Bankruptcy Code; (ii) a Claim or Interest is allowed pursuant to Section 502 of the Bankruptcy Code, or (iii) the holder of a Claim or Interest has accepted the Plan.

9.2   Property Revests Free and Clear. Upon the Effective Date, title to all remaining Estate Assets of the Debtors shall vest in the Post-Effective Date Debtors for the purposes contemplated under the Plan and shall no longer constitute property of the Debtors' Estates. Except as otherwise provided in the Plan, upon the Effective Date, all Estate Assets shall be free and clear of all Claims and Interests, including Liens, charges or other encumbrances of Creditors of the Debtors; *provided, however,* nothing contained herein will affect (i) the obligations of the Reorganized Debtors under a Post-Petition Aircraft Agreement or the validity or priority of any lien granted pursuant to a Post-Petition Aircraft Agreement or (ii) a valid Lien on account of Administrative Claim pursuant to Section 2.2.2(b) of the Plan.

9.3   Releases.

9.3.1   Release by the Debtors. As of the Effective Date, the Debtors, their Estates, the Reorganized Debtors and the Liquidating Debtors release all of their respective Agents from any and all Causes of Action and Defenses (other than the rights, if any, of the Debtors, the Reorganized Debtors or the Liquidating Debtors to enforce applicable post-petition agreements (including, without limitation, any settlement agreements), any order entered in the Chapter 11 Cases, the Plan and any agreements, instruments or other documents delivered thereunder, and the Plan Supplement) held, assertable on behalf of or derivative from the Debtors, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, based on or relating to or in any manner arising from, in whole or in part, the Debtors, the Debtors' restructuring, the conduct of the Debtors' businesses, the Chapter 11 Cases, the purchase, sale or rescission of the purchase or sale of any security of the Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest

that is treated in the Plan, and/or the business or contractual arrangements between any Debtor and any Agent thereof, and/or the restructuring of Claims and Interests prior to or in the Chapter 11 Cases, which Causes of Action and Defenses are based in whole or in part on any act, omission, transaction, event or other occurrence (except for willful misconduct, ultra vires acts, or gross negligence) taking place before the Effective Date. Notwithstanding the foregoing, if an Agent of the Debtors, their Estates, the Reorganized Debtors and/or the Liquidating Debtors directly or indirectly brings or asserts any Claim or Cause of Action and Defense in any way arising out of or related to any document or transaction that was in existence prior to the Effective Date against the Debtors, the Reorganized Debtors, the Liquidating Debtors or any of their Agents, then the release set forth in this Section 9.3.1 of the Plan (but not any release or exoneration or any other rights or claims granted under any other section of the Plan or under any other document or agreement) shall automatically and retroactively be null and void *ab initio* with respect to such Agent; *provided, however*, the immediately preceding clause shall not apply to the prosecution in this Court (or any appeal therefrom) of the amount, priority or secured status of any pre-petition Claim or ordinary course Administrative Claim against the Debtors.

9.3.2 Voluntary Releases by Holders of Claims.

Creditors Deemed to Have Accepted Releases: For good and valuable consideration, as of the Effective Date, a Creditor who submits a ballot on the Plan but does not elect to opt out of the release provisions contained in Section 9.3.2 of the Plan, shall be deemed to have conclusively, absolutely, unconditionally, irrevocably and forever released and discharged each of the Debtors, their Estates, the Reorganized Debtors and the Liquidating Debtors and all Agents of the Debtors, their Estates, the Reorganized Debtors and the Liquidating Debtors from any and all direct claims and causes of action held by such Creditor whatsoever, including pre-Petition Date claims and causes of action, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the Debtors' restructuring, the conduct of the Debtors' businesses, the Chapter 11 Cases, the purchase, sale or rescission of the purchase or sale of any security of the Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between any Debtor and any Agent thereof, and/or the restructuring of Claims and Interests prior to or in the Chapter 11 Cases, which claims are based in whole or in part on any act, omission, transaction, event or other occurrence (except for willful misconduct, ultra vires acts, or gross negligence) taking place before the Effective Date; provided, however, the releases in this Section 9.3.2 shall not otherwise affect the limited release as provided under the US Airways Tenth Amendment. The vote or election of a trustee or other agent under this Section 9.3.2 of the Plan acting on behalf of or at the direction of a holder of a Claim shall bind such holder to the same extent as if such holder had voted itself or made such election.

Creditors Deemed to Have Opted Out of Releases: A Creditor who does not cast a ballot on the Plan, was not entitled to cast a ballot on the Plan, or returned a ballot with the "Opt-Out" box checked on the ballot (whether or not the ballot is otherwise properly executed) shall be deemed to have opted out of the releases set forth in Section 9.3.2 of this Plan.

9.4   Discharge and Permanent Injunction. Except as otherwise set forth in the Plan and the US Airways Tenth Amendment, Confirmation of the Plan shall discharge the Debtors and the Reorganized Debtors from all Claims or other debts that arose at any time before the Effective Date, and all debts of the kind specified in Sections 502(g), 502(h) or 502(i) of the Bankruptcy Code, whether or not: (a) a proof of claim based on such debt is filed or deemed filed under Section 501 of the Bankruptcy Code; (b) a Claim based on such debt is Allowed under Section 502 of the Bankruptcy Code; or (c) the holder of a Claim has accepted the Plan. As of the Effective Date, all entities that have held, currently hold or may hold a Claim or other debt or liability that is discharged or any other right that is terminated under the Bankruptcy Code or the Plan are permanently enjoined, to the full extent provided under Section 524(a) of the Bankruptcy Code, from "the commencement or continuation of an action, the employment of process, or an act, to collect, recover or offset any such debt as a personal liability" of the Debtors or the Reorganized Debtors, except as otherwise set forth in this Plan. Nothing contained in the foregoing discharge shall, to the full extent provided under Section 524(e) of the Bankruptcy Code, affect the liability of any other entity on, or the property of any other entity for, any debt of the Debtors that is discharged under the Plan.

9.5   Limitation of Liability. The Debtors, the Reorganized Debtors, the Liquidating Debtors and each of their respective Agents shall have all of the benefits and protections afforded under Section 1125(e) of the Bankruptcy Code and applicable law.

9.6   Exoneration and Reliance. The Debtors, the Reorganized Debtors, the Liquidating Debtors, the Committee, the Indenture Trustees, and each of their respective Agents, shall not be liable, other than for gross negligence, willful misconduct, acts taken in violation of an Order of the Bankruptcy Court entered in the Chapter 11 Cases, or under section 549 of the Bankruptcy Code, to any holder of a Claim or Interest or any other entity with respect to any action, omission, forbearance from action, decision, or exercise of discretion taken at any time after the Petition Date in connection with the Chapter 11 Cases or the negotiation, formulation, development, proposal, disclosure, Confirmation or implementation of the Plan. The Debtors, the Reorganized Debtors, the Liquidating Debtors, the Committee, the Indenture Trustees and each of their respective Agents may reasonably rely upon the opinions of their respective counsel, accountants, and other experts and professionals and such reliance, if reasonable, shall conclusively establish good faith and the absence of gross negligence or willful misconduct; *provided however*, that a determination that such reliance is unreasonable shall not, by itself, constitute a determination or finding of bad faith, gross negligence or willful misconduct.

9.7   Limitations on Rights and Claims of United States. As to the United States, nothing in the Plan or Confirmation Order shall discharge, release, or otherwise preclude: (i) any liability of the Debtors or Reorganized Debtors arising on or after the Confirmation Date; (ii) any liability that is not a "claim" within the meaning of section 101(5) of the Bankruptcy Code; (iii) any valid right of setoff or recoupment; or (iv) any liability of the Debtors or Reorganized Debtors under environmental law as the owner or operator of property that such entity owns or operates after the Effective Date. Moreover, nothing in the Plan or Confirmation Order shall effect a release of any claim by the United States, including without limitation any claim arising under the Internal Revenue Code, the environmental laws or the criminal laws, against any non-Debtor party, nor shall anything in the Plan or Confirmation

Order enjoin the United States from bringing any claim, suit, action or other proceeding against any non-Debtor party for any liability whatsoever, including without limitation any claim, suit or action arising under the Internal Revenue Code, the environmental laws or the criminal laws, nor shall anything in the Plan or Confirmation Order exculpate any party from any liability to the United States, including any liabilities arising under the Internal Revenue Code, the environmental laws or the criminal laws against any non-Debtor party; *provided, however,* that the foregoing sentence shall not limit the scope of discharge granted to the Debtors or Reorganized Debtors under sections 524 and 1141 of the Bankruptcy Code.

Nothing in the Plan or Confirmation Order limits or expands the discharge and injunction to which the Debtors or Reorganized Debtors are entitled under the Bankruptcy Code or other applicable law. The discharge and injunction provisions contained in the Plan and Confirmation Order are not intended and shall not be construed to bar the United States from, subsequent to the Confirmation Date, pursuing any police or regulatory action.

ARTICLE 10
RETENTION OF JURISDICTION

Notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, the Bankruptcy Court shall retain jurisdiction over the Chapter 11 Cases after the Effective Date to the extent legally permissible, including, without limitation, jurisdiction to:

(a)   Allow, disallow, determine, liquidate, classify, estimate, or establish the priority or secured or unsecured status of any Claim, including the resolution of any request for payment of any Administrative Claim and the resolution of any objections to the allowance or priority of Claims;

(b)   Grant or deny any applications for allowance of compensation or reimbursement of expenses authorized under the Bankruptcy Code or the Plan;

(c)   Resolve any matters related to the assumption, assumption and assignment, or rejection of any executory contract or unexpired lease to which any Debtor is a party and to hear, determine and, if necessary, liquidate, any Claims arising from, or cure amounts related to, such assumption or rejection;

(d)   Ensure that distributions to holders of Allowed Claims are accomplished in accordance with the Plan;

(e)   Decide or resolve any motions, adversary proceedings, contested or litigated matters, and any other matters and grant or deny any applications or motions involving any Debtor that may be pending on the Effective Date;

(f)   Enter such orders as may be necessary or appropriate to implement or consummate the provisions of the Plan and all contracts, instruments, releases, and other agreements or documents created in connection with the Plan or the Disclosure Statement;

(g)   Resolve any cases, controversies, suits or disputes that may arise in connection with the consummation, interpretation or enforcement of the Plan or any Person's obligations incurred in connection with the Plan; provided, however, that any disputes with respect to the US Airways Code Share Agreement shall be subject to the provisions regarding jurisdiction contained therein.

(h)   Modify the Plan before or after the Effective Date under Section 1127 of the Bankruptcy Code or modify the Disclosure Statement or any contract, instrument, release, or other agreement or document created in connection with the Plan or the Disclosure Statement; or remedy any defect or omission or reconcile any inconsistency in any Bankruptcy Court order, the Plan, the Disclosure Statement, or any contract, instrument, release, or other agreement or document created in connection with the Plan and the Disclosure Statement, in such manner as may be necessary or appropriate to consummate the Plan, to the extent authorized by the Bankruptcy Code;

(i)   Enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason modified, stayed, reversed, revoked, or vacated;

(j)   Determine any other matters that may arise in connection with or related to the Plan, the Disclosure Statement, the Confirmation Order or any contract, instrument, release, or other agreement or document created in connection with the Plan, the Disclosure Statement or the Confirmation Order, except as otherwise provided in the Plan;

(k)   Hear and determine Causes of Action and Defenses commenced by the Debtors or the Post-Effective Date Debtors to the extent the Bankruptcy Court otherwise has jurisdiction over such claims;

(l)   Hear and determine any and all retained Claims commenced by the Debtors to the extent the Bankruptcy Court otherwise has jurisdiction over such claims;

(m)   Enter and implement other orders, or take such other actions as may be necessary or appropriate to restrain interference by any entity with consummation or enforcement of the Plan, except as otherwise provided in the Plan; and

(n)   Enter an order closing the Chapter 11 Cases at the appropriate time.

ARTICLE 11
AMENDMENT AND WITHDRAWAL OF PLAN

11.1   Amendment of the Plan. At any time before the Confirmation Date, the Debtors may alter, amend, or modify the Plan in consultation with the Committee, subject only to the restrictions on modifications set forth in Section 1127 of the Bankruptcy Code and Bankruptcy Rule 3019. After the Confirmation Date, the Debtors may, under Section 1127(b) of the Bankruptcy Code, institute proceedings in the Bankruptcy Court to remedy any defect or omission or reconcile any inconsistencies in the Plan, the Disclosure Statement, or the Confirmation Order, or as otherwise may be necessary to carry out the purposes and effects of the Plan so long as such proceedings do not materially and adversely affect the treatment of holders of Claims under the Plan; *provided, however*, that prior notice of such proceedings shall be served in accordance with the Bankruptcy Rules or applicable order of the Bankruptcy Court.

11.2   Revocation or Withdrawal of the Plan. The Debtors reserve the right to revoke or withdraw this Plan in consultation with the Committee. If the Plan is withdrawn or revoked, then the Plan shall be deemed null and void, and nothing contained in the Plan shall be deemed a waiver of any Claims by or against the Debtors or any other Person in any further proceedings involving the Debtors or an admission of any sort, and this Plan and any transaction contemplated by this Plan shall not be admitted into evidence in any proceeding.

ARTICLE 12
MISCELLANEOUS

12.1   Effectuating Documents; Further Transactions; Timing. The Debtors and the Post-Effective Date Debtors shall be authorized and directed to execute, deliver, file, or record such contracts, instruments, releases, and other agreements or documents, and to take such actions as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan. All transactions required to occur on the Effective Date under the terms of the Plan shall be deemed to have occurred simultaneously.

12.2   Exemption From Transfer Taxes. In accordance with Section 1146(c) of the Bankruptcy Code, the making, delivery, or recording of a deed or other instrument of transfer under this Plan shall not be subject to any stamp tax or similar tax, fee or assessment, and the appropriate state or local government officials or agents, including, without limitation, the Federal Aviation Administration, shall be directed to forego the collection of any such tax, fee or assessment and to accept for filing or recordation any of the foregoing instruments or other documents without the payment of any such tax, fee or assessment.

12.3   Governing Law. Except to the extent that the Bankruptcy Code or other federal law is controlling or the parties to a contract or agreement have agreed otherwise with respect to such contract or agreement, the rights, duties and obligations of the Debtors, the Post-Effective Date Debtors, and any other Person arising only under the Plan shall be governed by, and construed and enforced in accordance with, the internal laws of the State of New York, without giving effect to New York's choice of law provisions.

12.4 Modification of Payment Terms. The Post-Effective Date Debtors may modify the treatment of any Allowed Claim or Interest in any manner adverse only to the holder of such Claim or Interest at any time after the Effective Date upon the prior written consent of the Person whose Allowed Claim or Interest treatment is being adversely affected.

12.5 Provisions Enforceable. The Confirmation Order shall constitute a judicial determination that each term and provision of this Plan is valid and enforceable in accordance with its terms.

12.6 Quarterly Fees to the United States Trustee. All fees payable under 28 U.S.C. § 1930(a)(6), and interest and penalties payable under 31 U.S.C. § 3717, shall be paid by the Debtors in the amounts and at the times such amounts may become due up to and including the Effective Date. Thereafter, the Post-Effective Date Debtors shall pay all fees payable under 28 U.S.C. § 1930(a)(6), and interest and penalties payable under 31 U.S.C. § 3717, until the Chapter 11 Cases are closed, dismissed or converted.

12.7 Timing of Payment. Whenever any payment or distribution to be made under the Plan is due on a day other than a Business Day, such payment or distribution may instead be made, without interest, on the immediately following Business Day.

12.8 Notice of Confirmation. As soon as practicable following the Effective Date of the Plan, the Post-Effective Date Debtors shall file and serve a notice of the entry of the Confirmation Order in the manner required under Bankruptcy Rule 2002(f). The notice shall further identify the Effective Date and shall set forth the Administrative Claim Bar Date, the Professional Fees Bar Date, the Rejection Claims Bar Date and any other deadlines that may be established under the Plan or the Confirmation Order.

12.9 Successors and Assigns. The Plan is binding upon and will inure to the benefit of the Debtors, the Post-Effective Date Debtors, and each of their respective Agents, successors, and assigns, including, without limitation, any bankruptcy trustees or estate representatives.

12.10 Notices. Except as otherwise provided in the Plan, any notice or other communication required or permitted under the Plan will be in writing and deemed to have been validly served, given, delivered, and received upon the earlier of: (a) the third (3rd) calendar day after transmission by facsimile or hand delivery or deposit with an overnight express service or overnight mail delivery service; or (b) the third (3rd) calendar day after deposit in the United States mail, with proper first class postage prepaid. If such notice is made to the Debtors, it shall be addressed as follows:

> Mesa Air Group, Inc., *et al*.
> 410 N. 44th Street, Suite 700
> Phoenix, AZ 85008
> Attention: Brian S. Gillman
> Facsimile: 602-685-4352

with copies to:

Debra Grassgreen, Esq.
John W. Lucas
Pachulski Stang Ziehl & Jones LLP
150 California St.
15th Floor
San Francisco, CA 94111
Facsimile: 415-263-7010

-and-

Maria A. Bove, Esq.
Pachulski Stang Ziehl & Jones LLP
780 Third Ave., 36th Floor
New York, NY 10017
Facsimile: 212-561-7777

If such notice is made to the Committee, it shall be addressed as follows:

Brett H. Miller, Esq.
Lorenzo Marinuzzi, Esq.
Todd M. Goren, Esq.
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, NY 10104
Facsimile: 212-468-7900

If such notice is made to the United States Trustee, it shall be addressed as follows:

Tracy Hope Davis, United States Trustee
Attn: Andrea B. Schwartz, Trial Attorney
33 Whitehall St., 21st Floor
New York, NY 10004
Facsimile: 212-668-2255

12.10.1 Notice to Claim and Interest Holders. Notices to Persons holding a Claim or Interest will be sent to the addresses set forth in such Person's proof of Claim or Interest or, if none was filed, at the address set forth in the Schedules.

12.10.2 Post-Effective Date Notices. Following the Effective Date, notices will only be served on the Post-Effective Date Debtors, the Office of the United States Trustee and those Persons who file with the Court and serve upon the Post-Effective Date Debtors a request, which includes such Person's name, contact person, address, telephone number and facsimile number, that such Person receive notice of post-Effective Date matters. Persons who had previously filed with the Court requests for special notice of the proceedings and other

filings in the Chapter 11 Cases will not receive notice of post-Effective Date matters unless such Persons file a new request in accordance with this Section 12.10.2.

12.11 Incorporation by Reference. All exhibits, schedules and supplements to the Plan are incorporated and are made a part of the Plan as if set forth in full in the Plan.

12.12 Computation of Time. In computing any period of time prescribed or allowed by the Plan, the provisions of Bankruptcy Rule 9006(a) shall apply. Any reference to "day" or "days" shall mean calendar days, unless otherwise specified herein.

12.13 Conflict of Terms. In the event of a conflict between the terms of this Plan and the Disclosure Statement, the terms of this Plan will control.

12.14 Severability of Plan Provisions. If, prior to Confirmation, any non-material term or provision of the Plan is held by the Bankruptcy Court to be invalid, void or unenforceable, the Bankruptcy Court will have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void or unenforceable, and such term or provision will then be applicable as altered or interpreted. Notwithstanding any such holding, alteration or interpretation, the remainder of the terms and provisions of the Plan will remain in full force and effect and will in no way be affected, Impaired or invalidated by such holding, alteration or interpretation. The Confirmation Order will constitute a judicial determination that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is valid and enforceable pursuant to its terms. In addition, in the event that certain Debtors are excluded from the scope of the Plan or the Plan is determine to be invalid, void or unenforceable as to such Debtors, the remaining provisions of the Plan shall remain valid and enforceable against the remaining Debtors to the Plan.

Dated: January 19, 2011   MESA AIR GROUP, INC. AND
                                                ITS DEBTOR AFFILIATES

                                        By: */s/ Michael J. Lotz*

Respectfully submitted by,

PACHULSKI STANG ZIEHL
    & JONES LLP

By: */s/ Debra I Grassgreen*
         Richard M. Pachulski
         Laura Davis Jones
         Debra I. Grassgreen
         Maria A. Bove
         John W. Lucas

         Attorneys for Debtors and
         Debtors in Possession

LIST OF EXHIBITS TO PLAN

Exhibit A: Reorganized Mesa Charter Documents

Exhibit B: List of Key Employment Agreements

Exhibit C: Non-Exclusive List of Retained Claims and/or Defenses

Exhibit D: Convenience Class Distribution Percentages

EXHIBIT A

REORGANIZED MESA CHARTER DOCUMENTS

Amended and Restated Certificate of Incorporation of Mesa Air Group

Amended and Restated By-Laws of Mesa Air Group

EXHIBIT B

LIST OF KEY EMPLOYMENT AGREEMENTS

Employee	Date of Prepetition Agreement
Jonathan G. Ornstein	January 1, 2009
Michael J. Lotz	January 1, 2009
Brian Gillman	January 1, 2009*

*Amended and Restated as of that date.

EXHIBIT C

NON-EXCLUSIVE LIST OF

RETAINED CLAIMS AND/OR DEFENSES

This Exhibit is subject to all of the provisions of the Plan, including, without limitation, Article 11, under which the Debtors reserved the right to alter, amend, or modify the Plan, including any Exhibits thereto, under Section 1127(a) of the Bankruptcy Code at any time prior to the Effective Date.

The following is a non-exclusive list of potential or actual Causes of Action and Defenses that the Debtors, the Reorganized Debtors and/or the Liquidating Debtors have asserted or may potentially assert. The Debtors reserve their right to modify this list to amend such Causes of Action and Defenses or otherwise update this list, but disclaim any obligation to do so.

APS Capital Corp. v. Mesa Air Group, Inc., Case No. 1:07-cv-00327-SS (W.D. Tex).

EXHIBIT D

CONVENIENCE CLASS DISTRIBUTION PERCENTAGES*

Case	Percentage
Mesa Air Group, Inc.	1.4%
Mesa Air New York, Inc.	100%
Mesa In-Flight, Inc.	0.0%
Freedom Airlines, Inc.	7.7%
Mesa Airlines, Inc.	2.4%
MPD, Inc.	100%
Ritz Hotel Management Corp.	0.0%
Regional Aircraft Services, Inc.	0.0%
Air Midwest, Inc.	3.6%
Mesa Air Group Airline Inventory Management, LLC	100%
Nilchii, Inc.	100%
Patar, Inc.	0.0%